Exhibit 2.1

RESTRUCTURING AND INVESTMENT AGREEMENT

By and Among

WOLSELEY INVESTMENTS NORTH AMERICA, INC.,

STOCK BUILDING SUPPLY HOLDINGS, LLC

and

SATURN ACQUISITION HOLDINGS, LLC

Dated as of May 5, 2009

i

EXHIBITS

1.01(a)	Form of Operating Agreement

2.03	Calculation of Estimated Working Capital

4.07	Form of Guarantee

5.05	Form of Transition Services Agreement

6.08	Form of Non-Foreign Affidavit

A	Plan of Reorganization

RESTRUCTURING AND INVESTMENT AGREEMENT (as may be amended from time to time, this “Agreement”), dated as of May 5, 2009, by and among WOLSELEY INVESTMENTS NORTH AMERICA, INC., a Virginia corporation (the “Seller”), STOCK BUILDING SUPPLY HOLDINGS, LLC, a Virginia limited liability company (the “Company”), and SATURN ACQUISITION HOLDINGS, LLC, a Delaware limited liability company (the “Purchaser”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in Article I.

WHEREAS, the Seller owns all the issued and outstanding limited liability company interests (the “Equity Interests”) of the Company;

WHEREAS, the Seller wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Seller, 100% of the Equity Interests (the “Purchased Equity Interests” and, together with the Non-Company Owned Assets, the “Purchased Assets”), all upon the terms and subject to the conditions set forth herein;

WHEREAS, the Company owns all the issued and outstanding ownership interests in the Subsidiaries;

WHEREAS, the Company and the Subsidiaries (together, the “Debtors”) are engaged in the business of supplying building materials and construction services to professional builders and contractors at various locations in the United States (the “Business”);

WHEREAS, as a condition to entering into this Agreement, the Purchaser and the Seller have agreed to cause the Debtors to file voluntary petitions for relief under chapter 11 of the United States Code, 11 U.S.C. §§ 101, et seq. (the “Bankruptcy Code”), on the date identified in the signature page to this Agreement as the Petition Date (the “Petition Date”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court” and such proceedings, collectively, the “Bankruptcy Case”) and, simultaneously therewith, motions seeking Bankruptcy Court approval of a plan of reorganization in the form attached hereto as Exhibit A (as it may be amended from time to time consistent with this Agreement, the “Plan”) and, if necessary, a disclosure statement (the “Disclosure Statement”) that provides “adequate information,” within the meaning of § 1125 of the Bankruptcy Code, regarding the Plan;

WHEREAS, the Seller is willing to provide the DIP Facility to the Debtors and the Purchaser is willing to fund the Company upon consummation of the Plan, on the terms and conditions set forth in the Plan; and

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Seller, the Company and the Purchaser hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Certain Defined Terms. In addition to the terms defined elsewhere herein and in the Plan (which terms are used herein as so defined unless otherwise defined herein), for purposes of this Agreement:

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, excluding, in the case of the Purchaser, the portfolio companies of The Gores Group, LLC.

“Affiliate Loans” means all loans and other indebtedness between any one or more of the Debtors and the Seller or an Affiliate of the Seller (other than the Debtors).

“Ancillary Agreements” means the Operating Agreement, the Guarantee and the Transition Services Agreement).

“Assets” means (i) the assets and properties of the Company and the Subsidiaries and (ii) all assets and properties used primarily in the Business as conducted by the Company and the Subsidiaries that are not owned or leased by the Company or the Subsidiaries (the “Non- Company Owned Assets”), other than the Excluded Assets and other assets that are, in the aggregate insignificant to the Business. Section 1.01(a)(i) of the Disclosure Schedule lists all of the Non-Company Owned Assets.

“Business Day” means any day that is not a Saturday, a Sunday or other day. on which banks are required or authorized by Law to be closed in The City of New York.

“Closing Date Working Capital” means Working Capital as of 11:59 p.m. on the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended through the date hereof.

“Company Loan Agreements” means, collectively (i) that certain Multicurrency Revolving Facility Agreement, dated May 14, 2008, for Wolseley plc, arranged by The Royal Bank of Scotland plc and Calyon with Lloyds TSB Bank plc acting as Agent and (ii) that certain Multicurrency Revolving Facility Agreement, dated June 2, 2006, for Wolseley plc, arranged by Bank of America, N.A., Barclays Capital, Bayerische Landesbank, London Branch, BNP Paribas, Calyon, Citigroup Global Markets Limited, Lloyds TSB Bank plc, The Royal Bank of Scotland plc and Wachovia Bank, National Association, with The Royal Bank of Scotland plc acting as Agent.

“Company Material Contract” means any of the following to which the Company or any Subsidiary is a party or by which it or its assets are bound:

(i) any employment, contractor or consulting Contract with any manager, director, executive officer or other employee of the Company or any of the Subsidiaries earning an annual salary in excess of $75,000, other than those that are terminable by the Company or any Subsidiary on no more than 30 days notice without liability or financial obligation to the Company or any Subsidiary;

(ii) any Contract or plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, or payments made by the occurrence of any of the transactions contemplated by this Agreement (either alone or upon the occurrence of additional or subsequent events) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (either alone or upon the occurrence of additional or subsequent events);

(iii) any agreement of indemnification or any guaranty (other than any agreement of indemnification entered into in connection with the sale, license, maintenance, support or service of Company products in the ordinary course of business);

(iv) any Contract containing any provision or covenant prohibiting or materially limiting the ability of the Company or any of the Subsidiaries to engage in any business activity (by activity, geographic region or otherwise);

(v) (A) any Contract relating to the disposition or acquisition by the Company or any of the Subsidiaries of assets, other than inventory purchased in the ordinary course of business, or any interest in any other Person or business enterprise for consideration that remains unpaid that is in excess of $1,000,000 and (B) any agreement providing for a deferred purchase price or any other contingent obligations (other than liabilities arising after the closing of such transaction) related to prior acquisitions;

(vi) any mortgages, indentures, guarantees, loans or credit agreements, security agreements, deeds of trust or other documents granting an Encumbrance (other than any Permitted Encumbrance) upon any of the Assets, other than accounts receivable and payable in the ordinary course of business, the Company Loan Agreements (or related documents) and the Affiliate Loans;

(vii) any dealer, distributor or joint marketing agreement under which the Company or any of the Subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty to the Company or any of the Subsidiaries upon notice of 30 days or less;

(viii) any settlement agreement which contains continuing material obligations of the Company or any of the Subsidiaries;

(ix) any Contract, or group of Contracts (other than sales orders or purchase orders entered into in the ordinary course of business) with a Person (or group of affiliated Persons), the termination or breach of which would reasonably be expected to have a Material Adverse Effect;

(x) all Contracts that are Affiliate Transactions; and

(xi) any material equipment lease agreements.

“Company Intellectual Property” means all Intellectual Property owned by the Company or any Subsidiary that is material to the operation of the Business as currently conducted.

“Confirmation Order” has the meaning given to such term in the Plan.

“Construction Loan Business” means the business of providing construction, land or development financing, insurance services or other similar services by Stock Loan Services, LLC, a Delaware limited liability company, the Company and certain other Subsidiaries, which for all purposes of this Agreement is not part of the Business.

“Continuing Employee” means any employee of the Company or any Subsidiary on the Closing Date, but shall not include any Construction Loan Employee.

“Continuing Leases” means leases for the Leased Real Property that will continue to be used by the Company and the Subsidiaries after consummation of the Plan, which excludes the Rejected Leases.

“Contract” means any contract, agreement, lease, sublease, license, sales order, purchase order, instrument, undertaking, guarantee or other commitment.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Conveyance Taxes” means sales, use, value added, transfer, stamp, stock transfer, real property transfer or gains and similar Taxes incurred in connection with the transfer of the Purchased Equity Interests or Non-Company Owned Assets pursuant to this Agreement, including any indirect transfer of any Asset.

“Current Assets” shall mean the current assets of the Company and the Subsidiaries as of the Closing Date, determined in accordance with IFRS, applied in a manner consistent with the Interim Financial Statements and (a) shall include cash (and cash in transit to the extent that it has reduced accounts receivable pursuant to IFRS) to the extent positive and (b) shall exclude (i) cash to the extent negative, (ii) receivables owed from the Seller or its Affiliates (other than the Company and the Subsidiaries), (iii) assets awaiting disposal as reflected on the Interim Financial Statements, and (iv) deferred Tax assets and the Excluded Assets.

“Current Liabilities” shall mean the current liabilities of the Company and the Subsidiaries calculated as of the Closing Date in accordance with IFRS applied in a manner consistent with the Interim Financial Statements, and (i) shall include (a) cash to the extent negative and (ii) shall exclude (a) deferred Tax Liabilities, (b)Tax Liabilities that will be paid by the Seller, (c) Liabilities related to the Excluded Assets, (d) capital lease obligations, (e) acquisition holdback, and (f) payables owed to the Seller or its Affiliates, other than the Company and the Subsidiaries.

“Debt Commitment Letter” means the Debt Commitment Letter, dated as of the date hereof, between the Purchaser and the Investor.

“DIP Facility” means the Credit Agreement to be entered into between the Seller and the Debtors pursuant to the Plan.

“Disclosure Schedule” means the Disclosure Schedule provided by the Seller to the Purchaser on the date hereof, which Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and sub-sections of this Agreement, and any information and disclosure contained in any such section or sub-section of the Disclosure Schedule shall be deemed to be disclosed for any other section and sub-section of this Agreement where the applicability of such information and disclosure is reasonably apparent on the face of such information or disclosure as to qualify or otherwise apply to such other representations, warranties or covenants.

“Encumbrance” means any security interest, pledge, hypothecation, mortgage, lien or encumbrance, other than any licenses of Intellectual Property.

“Environmental Claim” means any claim, action, cause of action, suit, proceeding, investigation, order, demand or notice by any Governmental Authority, or any other Person, alleging actual or potential liability (including, without limitation, actual or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to (a) the presence, or release into the environment, of, or exposure to, any Hazardous Materials at any location, whether or not owned or operated by the Company or any Subsidiary, now or in the past, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Law” means any Law, consent decree or judgment relating to pollution, protection of human health or the environment from environmental pollution (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata, and natural resources), and, as such relates to exposure to Hazardous Materials, (i) emissions, discharges, releases or threatened releases of, or exposure to, Hazardous Materials, (ii) the manufacture, processing, distribution, use, treatment, generation, storage, containment (whether above ground or underground), disposal, transport or handling of Hazardous Materials, (iii) recordkeeping, notification, disclosure and reporting requirements regarding Hazardous Materials, (iv) endangered or threatened species of fish, wildlife and plant and the management or use of natural resources, or (v) the preservation of the environment or mitigation of adverse effects therefrom.

“Environmental Permits” means any Permit required under or issued pursuant to any applicable Environmental Law.

“ERISA Affiliate” means any Person which is (or at any relevant time was) a member of the controlled group of corporations within the meaning of Code Section 414(b), all trades or businesses under common control within the meaning of Code Section 414(c), and all affiliated service groups within the meaning of Code Section 414(m), of which the Seller, the Company or any Subsidiary is (or at any relevant time was) a member.

“Excluded Taxes” means (a) Taxes imposed on any Non-Company Owned Assets or imposed on or payable by the Company or any Subsidiary for any taxable period beginning before and ending on or before the Closing Date; (b) with respect to Straddle Periods, Taxes imposed on any Non-Company Owned Assets or imposed on the Company or any Subsidiary which are allocable, pursuant to Section 6.01(b), to the portion of such period beginning before and ending on the Closing Date; (c) Taxes for which the Company or any Subsidiary is held liable under Section 1.1502-6 of the Regulations (or any similar provision of state, local or foreign Law) by reason of the Company or any Subsidiary being included in any consolidated, affiliated, combined or unitary group at any time on or before the Closing Date; (d) Taxes attributable to any of the transactions described in Section 3.23; (e) Taxes attributable to the conversion (including by merger or otherwise) of any predecessor of the Company or any Subsidiary into a limited liability company prior to the Closing Date; (f) Taxes attributable to the Construction Loan Business; (g) Taxes arising from any breach or inaccuracy in any representation contained in Section 3.14 of this Agreement; and (h) Taxes attributable to the election to have the provisions of Section 338(h)(10) of the Code apply to the purchase and sale of the Purchased Equity Interests; provided, however, that Excluded Taxes shall not include Taxes (other than Taxes from a deemed asset sale as a result of an election under Section 338(h)(10) of the Code or Taxes resulting from a Restructuring Transaction) relating to any acts, omissions or transactions of the Purchaser or the Company or any Subsidiary not in the ordinary course of business that occur after the Closing on the Closing Date (which shall be treated as occurring on the day after the Closing Date to the extent permitted by Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) (or any comparable provision of state, local or foreign Law)).

“GAAP” means U.S. generally accepted accounting principles in effect from time to time.

“Governmental Authority” means any federal, national, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Material” means (a) any petroleum, petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials, polychlorinated biphenyls or toxic mold or (b) any chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant, contaminant or waste under any Environmental Law.

“IFRS” means the International Financial Reporting Standards as adopted in the European Union in effect from time to time applied consistently throughout the periods involved.

“Inactive Employee” means each employee of the Company or any Subsidiary who was not actively at work as of the Closing Date. Any Inactive Employee that resumes employment with the Company or any Subsidiary following the Closing shall be treated as a Continuing Employee on the date of his or her return.

“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnifying Party” means the Seller pursuant to Section 9.02 and the Purchaser pursuant to Section 9.03, as the case may be.

“Intellectual Property” means all United States, foreign and multinational (a) patents and patent applications, including continuations, continuations-in-part, divisions, reissues and any renewals and extensions, (b) trademarks, service marks, trade names, corporate names, brand names, trade dress, domain names and any other indicators of source or origin of a product or service, together with the goodwill associated therewith, (c) copyrights (registered and unregistered), including copyrights in computer software, database rights and data compilations, and copyrightable works, (d) confidential information and proprietary information, including trade secrets and know-how, methods, processes, formulae and algorithms, (e) any and all other intellectual property and proprietary rights recognized in any jurisdiction throughout the world, and (f) registrations and applications for registration, renewals and extensions of any of the foregoing.

“Investor” means Gores Building Holdings, LLC, a Delaware limited liability company.

“IRS” means the Internal Revenue Service of the United States.

“Law” means any federal, national, supranational, foreign, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

“Leased Real Property” means the real property currently leased, licensed, subleased, used or otherwise occupied by the Company or any Subsidiary, in each case, as tenant, together with, to the extent currently leased, licensed, subleased, used or otherwise occupied by the Company or any Subsidiary, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of the Company or any Subsidiary attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or unaccrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

“Management Group” means Joe Appelmann, Jim Major, Steve Short, James Drexinger and Bryan Yeazel.

“Material Adverse Effect” means any event, circumstance, change in or effect on the Company or any Subsidiary that, individually or in the aggregate (taking into account all other such changes or effects), is, or is reasonably expected to be, materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and the Subsidiaries, taken as a whole; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a breach of a representation, warranty, covenant or agreement that is qualified by the term “Material Adverse Effect”: (a) events, circumstances, changes or effects that generally affect the industries in which the Company and the Subsidiaries operate (including legal and regulatory changes), (b) general economic or political conditions or events, circumstances, changes or effects affecting the securities markets in the United States generally, (c) changes arising from the announcement of the execution of this Agreement or the pendency of the transactions contemplated hereby, in each case to the extent due to such announcement or the pendency of the transactions contemplated hereby, (d) any circumstance, change or effect that results from any action required to be taken pursuant to this Agreement, the Plan or the transactions contemplated hereunder and thereunder or at the request of the Purchaser, (e) a material worsening of current conditions caused by acts of terrorism or war (whether or not declared) occurring after the date hereof; (f) events, circumstances, changes or effects arising out of the conversion of the Company or any Subsidiary to a limited liability company; and (g) any closing of any location of the Business or any employee terminations by the Company or any Subsidiary taken in connection with the restructuring activities of the Company and the Subsidiaries prior to the date hereof; provided, however, that effects set forth in clauses (a), (b), and (e) above may be taken into account in determining whether there has been or is a Material Adverse Effect if and only to the extent such effects have a disproportionate impact on the Company and the Subsidiaries, taken as a whole, relative to the other participants in the industry.

“Multiemployer Plan” means a multiemployer plan as defined in Section 414(f) of the Code or Section 3(37) or 4001(a)(3) of ERISA,

“Multiple Employer Plan” means a multiple employer plan within the meaning of Section 413(c) of the Code or Section 4063, 4064 or 4066 of ERISA, which is not a Multiemployer Plan.

“Operating Agreement” means the Amended and Restated Limited Liability Company Agreement of the Purchaser, in the form attached hereto as Exhibit 1.01(a).

“Owned Real Property” means the real property in which the Company or any Subsidiary has fee title (or equivalent) interest, together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of the Company or any Subsidiary attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Permit” means all permits, certificates, licenses, identification numbers, approvals, governmental franchises and other authorizations.

“Permitted Encumbrances” means (a) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings and as to which adequate reserves have been established on the Company’s books, (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any Subsidiary, as the case may be, or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade contracts or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (c) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities which do not materially interfere with the present use of the Assets, (d) all covenants, conditions, restrictions, easements, charges, rights-of-way, other Encumbrances and similar matters of record set forth in any state, local or municipal franchise of the Company and the Subsidiaries which do not materially interfere with the present use of the Assets, (e) consignments and (f) other Encumbrances not securing borrowed money that do not materially and adversely affect the ability of the Company or the Subsidiaries to use any property as it is currently used in the ordinary course of business.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.

“Release” means any disposing, discharging, injecting, spilling, leaking, leaching, pumping, pouring, dumping, emitting, escaping, emptying, seeping, transmission, migrating or the like of Hazardous Materials at, from, into or upon any land or water or air or otherwise entering into the environment.

“Reorganization Document” means any document filed with the Bankruptcy Court in connection with the Bankruptcy Case.

“Retention Agreements” means the Employment, Retention and Bonus Agreements dated on or about March 19, 2009, between the Seller and each member of the Management Group.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller’s Knowledge”, “Knowledge of the Seller” or similar terms used in this Agreement mean the actual knowledge of the individuals listed in Section 1.01(a)(iii) of the Disclosure Schedule.

“Seller Loan” means the Inter Company Loan Agreement, dated September 2, 2005, between Seller and the Company in the original maximum principal amount of $500 million.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subscription Agreement” means the Subscription Agreement, dated the date hereof, between the Purchaser and the Investor.

“Subsidiaries” means any Person controlled by the Company directly or indirectly through one or more intermediaries.

“Tax” or “Taxes” means any and all taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Government Authority.

“Tax Returns” means any and all returns, reports and forms (including elections, declarations, amendments, schedules, information returns or attachments thereto) required to be filed with a Governmental Authority with respect to Taxes.

“Working Capital” means the Current Assets of the Company and the Subsidiaries, minus the Current Liabilities of the Company and the Subsidiaries.

SECTION 1.02. Definitions. The following term’s have the meanings set forth in the Sections set forth below:

Definition	Location

“Affiliate Transactions”	3.16
“Agreement”	Preamble
“Allocation”	2.07
“ARRA”	3.13(b)
“Bankruptcy Case”	Recitals
“Bankruptcy Code”	Recitals
“Bankruptcy Court”	Recitals
“Business”	Recitals
“Business Guarantees”	3.17
“Closing”	2.04
“Closing Date”	2.04
“COBRA”	3.13(b)
“Company”	Preamble
“Confidentiality Agreement”	5.03(a)
“Consent”	3.06
“Construction Loan Employee”	5.08
“Contest”	6.03(b)
“Debtors”	Recitals
“Direct Claim”	9.05(a)

Definition	Location

“Disclosure Statement”	Recitals
“Equity Interests”	Recitals
“ERISA”	3.13(a)
“ERISA Plans”	3.13(a)
“Estimated Lease Rejection Damages”	7.03(a)
“Excluded Assets”	3.23
“Filing”	3.06
“Final Working Capital Amount”	2.03(b)(i)
“Financial Statements”	3.07(a)
“Guarantee”	4.07
“Guarantor”	4.07
“Independent Accountant”	2.03(b)(ii)
“Independent Accounting Firm for the Allocation”	2.07
“Interim Financial Statements”	3.07(a)
“Lease Damages”	7.03(c)
“Licensed Names”	5.06
“Loss”	9.02
“Non-Company Owned Assets”	1.01
“Non-Foreign Affidavit”	6.08(g)
“Notice of Disagreement”	2.03(b)(i)
“Ongoing Leased Real Property”	3.12(b)
“Petition Date”	Recitals
“Plan”	Recitals
“Purchase Consideration”	2.02
“Purchased Assets”	Recitals
“Purchased Equity Interests”	Recitals
“Purchaser”	Preamble
“Purchaser 401 (k) Plan”	5.10(a)
“Purchaser Indemnified Party”	9.02
“Receivables”	3.07(c)
“Rejected Lease Schedule”	7.03(a)
“Restructuring Transactions”	3.23
“Rejected Leases”	7.03(a)
“Retained Names and Marks”	5.06(a)
“Seller”	Preamble
“Seller 401 (k) Plan”	5.10(a)
“Seller Indemnified Party”	9.03
“Stranded Construction Loan Assets”	5.08
“Third-Party Claim”	9.05(b)
“Title Insurer”	5.14
“Transition Services Agreement”	5.05
“WARN Act”	3.15(b)

SECTION 1.03. Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g) references to a Person are also to its successors and permitted assigns;

(h) references to the “date hereof” are to the date of this Agreement;

(i) whenever the words “ordinary course of business” are used in this Agreement, they shall mean “ordinary course of business consistent with past practices”; and

(j) the use of “or” is not intended to be exclusive unless expressly indicated otherwise.

ARTICLE II

PURCHASE AND SALE

SECTION 2.01. Purchase and Sale of the Equity Interests. Upon the terms and subject to the conditions of this Agreement and the Plan, at the Closing, the Seller shall sell to the Purchaser the Purchased Assets, and the Purchaser shall purchase the Purchased Assets.

SECTION 2.02. Purchase Consideration. The purchase consideration for the Purchased Assets shall be (i) $1,000, (ii) Class A Common Shares of the Purchaser equal to 49% of the Class A Common Shares of the Purchaser issued and outstanding as of the Closing Date, and (iii) Class A Junior Preferred Shares of the Purchaser equal to 49% of the Class A Junior Preferred Shares of the Purchaser issued and outstanding as of the Closing Date (collectively, the “Purchase Consideration”).

SECTION 2.03. Working Capital Adjustment.

(a) Estimated Closing Date Working Capital. The Company’s good faith estimate of the Closing Date Working Capital is attached hereto as Exhibit 2.03 – Part I. In the event that the Company’s estimate of the Closing Date Working Capital at Closing is less than $420,000,000 (with at least $10,000,000 being in the form of cash (it being understood that the prepaid expense for approximately $9,141,606 paid by the Company on the date hereof for insurance shall be considered cash for this purpose)), then the Seller shall pay the difference to the Company at the Closing in immediately available funds by wire transfer to an account specified by the Purchaser. In the event that the Company’s estimate of the Closing Date Working Capital at Closing is greater than $420,000,000 then the payment adjustment will occur pursuant to Section 2.03(b)(iii). Attached as Exhibit 2.03 – Part II is a calculation of Working Capital as of March 31, 2009.

(b) Disputes Regarding Purchase Consideration Adjustments.

(i) The Company’s estimate of the Closing Date Working Capital shall become final and binding upon the parties 75 days after the Purchaser’s receipt thereof (the “Final Working Capital Amount”), unless the Purchaser shall notify the Seller prior to such date in writing that it disagrees in good faith with the calculation of the estimated Closing Date Working Capital (the “Notice of Disagreement”). The Notice of Disagreement shall state with reasonable particularity the specific items and the amount of disagreement. Thereafter, the Seller and the Purchaser shall attempt in good faith to resolve and finally determine the amount of the Final Closing Date Working Capital.

(ii) If the Seller and the Purchaser are unable to resolve the disagreement with respect to the Final Working Capital Amount within 30 calendar days following delivery of the Notice of Disagreement, KPMG LLP (or if the Purchaser and the Seller so agree, another mutually acceptable, nationally recognized independent accounting firm) (the “Independent Accountant”), shall be retained by the Purchaser and the Seller to resolve remaining disagreements set forth in the Notice of Disagreement and to make a determination with respect thereto. The Purchaser and the Seller shall each execute a customary engagement letter with respect to the engagement of the Independent Accountant. The Independent Accountant shall make its determination regarding the Final Working Capital Amount and give written notice thereof to the Seller and the Purchaser within 30 calendar days after such engagement. The determination by the Independent Accountant shall be final, binding and conclusive upon the Seller and the Purchaser. The scope of the Independent Accountant’s engagement (which will not be an audit) shall be limited to the resolution of the disputed items described in the Notice of Disagreement that remain in dispute, and the recalculation, if any, of the Closing Date Working Capital in light of such resolution. In resolving any such disputed items, the Independent Accountant may not make a determination of Closing Date Working Capital that is greater than the highest or less than the lowest calculation made by the Purchaser in the Notice of Disagreement or the Company in the estimate of the Closing Date Working Capital, respectively.

(iii) If the Final Working Capital Amount plus the amount of any payments made by the Seller pursuant to Section 2.03(a) is less than $420,000,000, the Seller shall, within three business days after the Final Working Capital Amount becomes final and binding on the parties, make payment by wire transfer to the Company, in immediately available funds, of the amount, if any, by which the Final Working Capital plus, without duplication, the amount of any payments made by the Seller to the Company pursuant to Section 2.03(a) is less than $420,000,000, together with interest thereon at a rate per annum equal to 6%, calculated on the basis of the actual number of days elapsed over a year of 360 days, from the Closing Date to the date of payment.

(iv) If the Final Working Capital Amount plus the amount of any payments made by the Seller pursuant to section 2.03(a) is greater than $420,000,000, the Company shall, within 3 business days after the later of (i) the Final Working Capital Amount becoming final and binding on the parties and (ii) the consummation of the Plan, make payment by wire transfer to the Seller, in immediately available funds, of the amount, if any, by which the Final Working Capital Amount plus, without duplication, the amount of any payments made by the Seller to the Company pursuant to Section 2.03(a) is greater than $420,000,000, together with interest thereon at a rate per annum equal to 6% calculated on the basis of the actual number of days elapsed over a year of 360 days, from the Closing Date to the date of payment.

(v) If an Independent Accountant is engaged pursuant to Section 2.03(b)(ii), the costs, fees and expenses of the Independent Accountant shall be paid by the Purchaser, on the one hand, and the Seller, on the other hand, determined on the basis of the degree to which the Independent Accountant accepts the respective positions of the Seller and the Purchaser. For example, if it is the Purchaser’s position that the adjustment owed is $300, the Seller’s position that the adjustment owed is $100, and the Independent Accountant’s finding that the adjustment owed is $150, the Purchaser shall pay 75% (300-150/300-100) of the Independent Accountant’s costs, fees and expenses. In connection with any dispute, the Company, subject to a customary confidentiality agreement, shall provide the Seller and its representatives with reasonable access during normal business hours to all personnel, officers, employees, agents, accountants, properties and facilities, of the Company and the Subsidiaries and the books and records relating to the Company and the Subsidiaries in order to enable the Seller and its representatives to investigate and assess the Closing Date Working Capital or any other calculation or determination relating to a Notice of Disagreement.

SECTION 2.04. Closing. Subject to the terms and conditions of this Agreement, and the Plan, the sale and purchase of the Purchased Assets contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Hunton & Williams LLP, at 951 East Byrd Street, Richmond, Virginia 23219, upon satisfaction or, to the extent legally permitted, waiver of the conditions to the obligations of the parties hereto set forth in Section 8.01 and Section 8.02. The date on which the Closing occurs shall be the “Closing Date”. For purposes of this Agreement, the Closing shall be deemed to occur at 11:59 p.m. New York time on the Closing Date.

SECTION 2.05. Closing Deliveries by the Seller. At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser:

(a) certificates evidencing the Purchased Equity Interests duly endorsed in blank;

(b) executed counterparts of each Ancillary Agreement to which the Seller is a party;

(c) executed IRS Form 8023, prepared in accordance with the rules set forth therein, and all other forms or documents as are required by applicable Law for an effective election to have the provisions of Section 338(h)(10) of the Code apply to the purchase and sale of the Purchased Equity Interests (including the application of Section 338(h)(10) of the Code with respect to the equity interests of each applicable Subsidiary of the Company);

(d) elections under Section 83(b) of the Code, prepared in accordance with the rules set forth therein, by each of the individuals receiving Class B Common Shares of the Purchaser at the Closing; and

(e) evidence that the Company and the Subsidiaries have been released from any and all guarantees and Liens associated with the Company Loan Agreements and the termination of all Affiliate Transactions (other than the Transition Services Agreement) and Affiliate Loans (other than the Seller Loan), in each case without any further obligation of the Company or any of the Subsidiaries and with any and all related claims against the Company and the Subsidiaries being fully discharged; and

(f) a receipt for the Purchase Consideration.

SECTION 2.06. Closing Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver, or cause to be delivered, to the Seller:

(a) the cash component of the Purchase Consideration by wire transfer or check in immediately available funds to the Purchaser;

(b) executed counterparts of each Ancillary Agreement to which the Purchaser is a party;

(c) certificates in the name of Seller evidencing the Class A Common Shares of the Purchaser and Class A Junior Preferred Shares of the Purchaser included in the Purchase Consideration;

(d) certificates in the name of Joseph Appelmann and Glendon Saturn Holdings, LLC, evidencing ownership of Class B Common Shares of the Purchaser representing in the aggregate at least 3% of the Common Shares of the Purchaser;

(e) executed IRS Form 8023, prepared in accordance with the rules set forth therein, and all other forms or documents as are required by applicable Law for an effective election to have the provisions of Section 338(h)(10) of the Code apply to the purchase and sale of the Purchased Equity Interests; and

(f) executed IRS Form 8832, prepared in accordance with the rules set forth therein, and all other forms or documents as are required by applicable Law for an effective election to cause the Purchaser to be treated as an association taxable as a corporation for federal income tax purposes,

SECTION 2.07. Allocation. Each of the Purchase Consideration, the liabilities of the Company for U.S. federal income tax purposes, and to the extent applicable, any liabilities of any Subsidiary, shall be allocated among the Assets owned by the Company, or to the extent applicable, any Subsidiary, and any Non-Company Owned Assets in accordance with their relative fair market values as of the Closing Date pursuant to Sections 338 and 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Allocation”). Within 60 days after the Closing Date, the Seller shall provide the Purchaser with a proposed Allocation for the Purchaser’s review and comment. If the Purchaser does not provide any comments to the Seller in writing within 20 days following delivery by the Seller of the proposed Allocation, then the Allocation proposed by the Seller shall be deemed to be final and binding absent manifest error. If the Purchaser submits written comments to the Seller within such 20-day period, the Seller and the Purchaser shall negotiate in good faith to resolve any differences within 30 days following the Seller’s receipt of the Purchaser’s written comments. If the Purchaser and the Seller are unable to reach a resolution within such 30-day period, then the parties shall submit the disputed items to an independent, nationally recognized accounting firm mutually selected by the parties hereto (the “Independent Accounting Firm for the Allocation”) for resolution within 30 days after the date of such submission. Absent manifest error, the determination of the Independent Accounting Firm for the Allocation shall be binding on the parties. The fees of the Independent Accounting Firm for the Allocation shall be borne equally by the Seller and the Purchaser. Any subsequent payments that are treated, pursuant to Section 6.08, as adjustments to the consideration for the Purchased Assets shall be reflected in the Allocation in a manner consistent with Sections 338 and 1060 of the Code and the Treasury Regulations promulgated thereunder. For all Tax purposes, the Seller and the Purchaser agree that the transactions contemplated in this Agreement shall be reported for federal, and all comparable state and local, income Tax purposes as a taxable sale of assets and in a manner consistent with the terms of this Agreement, including the Allocation, and that none of them shall take any position inconsistent therewith in any Tax Return, in any refund claim, in any litigation, or otherwise. Each of the Purchaser and the Seller agrees to cooperate with the other in preparing IRS Forms 8594 and 8883 (including, without limitation, a Form 8883 with respect to each applicable Subsidiary), and to furnish the other with a copy of such Forms prepared in draft form within a reasonable period prior to the due date of its filing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE SELLER

Except as set forth in the Disclosure Schedule, the Seller hereby represents and warrants to the Purchaser, as of the date hereof or, if a representation or warranty is made as of a specified date, as of such date, as follows:

SECTION 3.01. Organization, Authority and Qualification of the Seller. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not adversely affect the ability of the Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement, the Plan and the Ancillary Agreements to which it is a party. The execution and delivery by the Seller of this Agreement and the Ancillary Agreements to which it is a party, the performance by the Seller of its obligations hereunder and thereunder and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Seller and its stockholders. This Agreement has been, and upon their execution the Ancillary Agreements to which the Seller is a party shall have been, duly executed and delivered by the Seller, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement constitutes, and upon their execution the Ancillary Agreements to which the Seller is a party shall constitute, legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

SECTION 3.02. Organization, Authority and Qualification of the Company and the Subsidiaries. The Company and each Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and has all necessary power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. The Company and each Subsidiary is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary or desirable, except to the extent that the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect. True and correct copies of the organizational documents of the Company and each Subsidiary have been delivered by the Seller to the Purchaser.

SECTION 3.03. Capitalization: Ownership of Equity Interests.

(a) The Equity Interests have been duly authorized and validly issued and were not issued in violation of, and are not subject to, any preemptive or subscription rights. There are no options, warrants, puts, calls, “phantom” stock rights, convertible or exchangeable securities or other rights, agreements, arrangements or commitments relating to the Equity Interests, or any other interest in, the Company, or obligating either the Seller or the Company to issue, sell, purchase, redeem or otherwise acquire any of the Equity Interests, or any other interest in, the Company or which give any other Person the right to receive any benefits or rights similar to any rights enjoyed by the Seller as the holder of Equity Interests or to provide fluids to or make any investment (in the form of a loan, capital contribution or otherwise) in the Company. The Equity Interests constitute all the issued and outstanding equity interests of the Company and are owned of record and beneficially by the Seller free and clear of all Encumbrances. Upon consummation of the transactions contemplated by this Agreement and the Plan and registration of the Purchased Equity Interests in the name of the Purchaser in the records of the Company, the Purchaser will own Equity Interests representing 100% of the issued and outstanding membership interests of the Company, free and clear of all Encumbrances. The Company does not own stock or any other equity interests, nor does it have any obligation to make any investment, in any corporation, partnership or other Person.

(b) Section 3.03(b) of the Disclosure Schedule sets forth, with respect to each Subsidiary, its name, type of entity, the jurisdiction of its organization, formation and qualification and its authorized and outstanding equity interests as of the date hereof. All of the equity interests for each Subsidiary that is a corporation are validly issued, fully paid and nonassessable. All of the equity interests for each Subsidiary that is not a corporation were duly authorized and are validly issued. The equity interests set forth in Section 3.03(b) of the Disclosure Schedule were not issued in violation of, and are not subject to, any preemptive or subscription rights. There are no options, warrants, puts, calls, “phantom” stock rights, convertible or exchangeable securities or other rights, agreements, arrangements or commitments relating to the equity interests of any Subsidiary or obligating either the Company or any Subsidiary to issue, sell, purchase, redeem or otherwise acquire any equity interests of any Subsidiary, or any other interest in, any Subsidiary or which give any other Person the right to receive any benefits or rights similar to any rights enjoyed by the Company as the holder of equity interests of each Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary. The equity interests of each Subsidiary set forth in Section 3.03(b) of the Disclosure Schedule constitute all the issued and outstanding shares of common stock or other equity interests of the Subsidiaries and are owned of record and beneficially by the Company or a Subsidiary, as applicable, free and clear of all Encumbrances. None of the Subsidiaries owns stock or any other equity interests, or has any obligation to make any investment, in any corporation, partnership or other Person.

SECTION 3.04. Investment Purpose. The Seller is acquiring the Class A Common Shares of the Purchaser and Class A Junior Preferred Shares of the Purchaser solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof other than in compliance with all applicable laws, including United States federal securities laws. The Seller agrees that the Class A Common Shares of the Purchaser and Class A Junior Preferred Shares of the Purchaser may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under the Securities Act and such laws. The Seller is able to bear the economic risk of holding the Class A Common Shares of the Purchaser and Class A Junior Preferred Shares of the Purchaser for an indefinite period (including total loss of its investment), and (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

SECTION 3.05. No Conflict. The execution, delivery and performance by the Seller of this Agreement and the Ancillary Agreements to which the Seller is a party do not and will not (a) violate, conflict with or result in the breach of the organizational documents of the Seller, the Company or any Subsidiary, or (b) assuming the making and obtaining of all Filings and Consents referred to in Section 3.06 and except as may result from any facts or circumstances relating solely to the Purchaser or any of its Affiliates (or any of the portfolio companies of such Affiliates), (i) conflict with or violate in any material respect any Law or Governmental Order applicable to the Seller, the Company, any Subsidiary or any of the Assets, or (ii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any Consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the triggering of any payments or result in the creation of a Lien or other Encumbrance on any property or asset of the Company or any Subsidiary pursuant to, any of the terms, conditions or provisions of any Company Material Contract, Continuing Lease, any material Permit of the Company or any Subsidiary or any material Permit pursuant to which any of the Assets is bound or subject, except in each case to the extent arising from or relating to filing of the Bankruptcy Case.

SECTION 3.06. Governmental Consents and Approvals. The execution, delivery and performance of this Agreement by the Seller and the execution, delivery and performance of each Ancillary Agreement by the Seller and any of its Affiliates party thereto do not and will not require any consent, approval, waiver, license, certification, Permit, authorization (each, a “Consent”) of any third party or any Consent or order of, action by, filing with or notification to (each, a “Filing”), any Governmental Authority, except, (a) where failure to obtain such Consent or to make such Filing would not have a Material Adverse Effect, or (b) as may be necessary as a result of any facts or circumstances relating solely to the Purchaser or its Affiliates (or any of the portfolio companies of such Affiliates).

SECTION 3.07. Financial Information.

(a) True and complete copies of (i) the audited consolidated balance sheet of the Company and its consolidated Subsidiaries for the fiscal years ended as of July 31, 2006, July 31, 2007 and July 31, 2008, and the related audited consolidated statements of income and cash flows of the Company and its consolidated Subsidiaries and the notes to each of the foregoing (collectively, the “Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries (other than Stock Loan Services, LLC and the remainder of the Construction Loan Business), as of March 31, 2009, and the related unaudited consolidated statements of income (the “Interim Financial Statements”) are set forth in Section 3.07(a) of the Disclosure Schedules.

(b) The Financial Statements and the Interim Financial Statements (i) were prepared in accordance with the books of account and other financial records of the Company and its consolidated Subsidiaries (except as may be indicated in the notes thereto or in Section 3.07(b) of the Disclosure Schedule and except that the Interim Financial Statements do not include Stock Loan Services, LLC), (ii) were prepared, in the case of the Financial Statements, in accordance with GAAP, and in the case of the Interim Financial Statements using the principles and accounting conventions of IFRS, in each case applied on a consistent basis throughout the periods involved except as may be indicated in the notes thereto or in Section 3.07(b) of the Disclosure Schedule, and (iii) the Financial Statements and the Interim Financial Statements (subject, in the case of the Interim Financial Statements, to normal recurring year-end adjustments, the effect of which are not, individually or in the aggregate, material) present fairly in all material respects the consolidated financial position and results of operations of the Company and its consolidated Subsidiaries (other than, in the case of the Interim Financial Statements, Stock Loan Services, LLC and the remainder of the Construction Loan Business)) as of the respective dates thereof or for the periods covered thereby, in the case of the Financial Statements, in accordance with GAAP and, in the case of the Interim Financial Statements, using the principles and accounting conventions, but not the presentation and disclosure requirements, of IFRS (except as indicated in the notes thereto or in Section 3.07(b) of the Disclosure Schedule). The segment reporting of the Construction Loan Business in the Financial Statements contain all of the revenues and expenses and assets and liabilities as determined in accordance with GAAP directly associated with the Construction Loan Business. Since March 31, 2009, the Company has not incurred any long-term liability that would be required to be disclosed in the financial statements of the Company or the footnotes thereto using the principles and accounting conventions of IFRS applied on a consistent basis.

(c) All accounts, notes receivable and other receivables (other than receivables related to the Construction Loan Business and the Affiliate Loans) reflected in the Financial Statements and Interim Financial Statements (the “Receivables”) have arisen out of bona fide sales and deliveries of goods, performance of services and other transactions in the ordinary course of the business in conformity in all material respects with the applicable purchase orders, agreements and specifications and are valid, bona fide claims against debtors for sales or other charges, and are presented in accordance with GAAP in the case of the Financial Statements, and IFRS in the case of the Interim Financial Statements, as of July 31, 2008 and March 31, 2009, respectively.

(d) The values of the inventories stated in the Financial Statements and the Interim Financial Statements reflect the normal inventory valuation policies of the Business as conducted by the Company and the Subsidiaries (other than, in the case of the Interim Financial Statements, Stock Loan Services, LLC and the remainder of the Construction Loan Business) and were determined in accordance with GAAP in the case of the Financial Statements, and IFRS in the case of the Interim Financial Statements and with principles and methods consistently applied.

SECTION 3.08. Litigation. As of the date hereof, (a) there is no Action pending or, to the Knowledge of the Seller, threatened, against the Company or any Subsidiary or affecting any Asset, before any Governmental Authority that would have a Material Adverse Effect or that would reasonably be likely to materially affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby, and (b) there are no outstanding orders, writs, judgments, decrees, injunctions or settlements that materially restrict the Company or any of the Subsidiaries from conducting their business. Neither the Company nor any Subsidiary is involved in any claim, dispute or controversy with any of the top 25 suppliers or customers of the Business other than disputes and controversies in the ordinary course of business (including claims for indemnity against claims made by homeowners made in the ordinary course of business).

SECTION 3.09. Compliance with Laws.

(a) The Company and the Subsidiaries have each conducted and continue to conduct the Business in accordance in all material respects with all Laws and Governmental Orders applicable to the Company, any Subsidiary or the Business, and neither the Company nor any Subsidiary is in material violation of any such Law or Governmental Order. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of the Subsidiaries which has or would reasonably be expected to have a Material Adverse Effect.

(b) The Company and the Subsidiaries are in possession of all material Permits required for the Company and the Subsidiaries, as the case may be, to own, lease and operate the Assets or to carry on the Business as it is now being conducted. All such material Permits are in full force and effect.

SECTION 3.10. Environmental Matters. (a) The Company and each Subsidiary is in material compliance with all applicable Environmental Laws and has obtained and is in compliance with all material Environmental Permits, and any past noncompliance with Environmental Laws or Environmental Permits has been resolved without any pending, ongoing or future costs, obligations or Liabilities, (b) there are no material Environmental Claims, including notices of causes of action or investigations relating to or arising under any Environmental Law pending, or to the Seller’s Knowledge, threatened, against the Company or any Subsidiary, or against any person or entity whose liability for any Environmental Claim the Company or any Subsidiary has retained or assumed either contractually or by operation of law, (c) except as would not have a Material Adverse Effect, there has been no Release of any Hazardous Materials at any Real Property or, during the period of the Company’s or any Subsidiary’s ownership, lease, operation or occupation thereof, at any real property formerly owned, leased, operated or occupied by the Company or any Subsidiary, (d) neither the Company nor any of the Subsidiaries is conducting or funding any investigation, cleanup, mitigation, restoration or reparation, or remedial or corrective action, or has agreed to assume the Liability of any other Person for, any investigation, cleanup, remediation, mitigation, restoration or reparation, or remedial or corrective action with respect to any Release of Hazardous Materials, whether voluntarily or as required by Environmental Law, Governmental Authority or otherwise, and (e) to the Knowledge of the Seller, the Seller has provided the Purchaser with true, correct and complete copies of all material environmental investigations, studies, audits, tests, reports, reviews or other analyses conducted by or on behalf of, or that are in the possession of, the Company or any of the Subsidiaries in relation to any premises presently or formerly owned, used, leased or occupied by the Company or any of the Subsidiaries.

SECTION 3.11. Intellectual Property.

(a) Section 3.11(a) of the Disclosure Schedule sets forth a true and complete list of all patents and patent applications, registered trademarks and trademark applications, domain names and registered copyrights and copyright applications included in the Company Intellectual Property. The Company or a Subsidiary is the record owner of all registered Intellectual Property listed in Section 3.11(a) of the Disclosure Schedule, and the Company or a Subsidiary is the owner of the entire right, title and interest in, or has a valid right to use, all other Intellectual Property listed in Section 3.11(a) of the Disclosure Schedule. To the Seller’s Knowledge, there are no actual or threatened opposition proceedings, re-examination proceedings, cancellation proceedings, interference proceedings or other similar actions challenging the validity, existence or ownership of any Company Intellectual Property.

(b) Section 3.11(b) of the Disclosure Schedule sets forth a true and complete list of all licenses related to any software or information technology systems that are used by and material to the Company or any Subsidiary in the Business. As of the date hereof, all such licenses are valid and will continue to be valid following the Closing without any further consent or expense of the Company or any Subsidiary.

SECTION 3.12. Real Property.

(a) (i) The Seller has previously delivered to the Purchaser a schedule which contains (A) a true, current and complete list of all Owned Real Property and (B) a true and accurate description of (1) the street address for each parcel of Owned Real Property, together with an indication as to whether each such parcel is active or inactive and (2) the net book value as of March 31, 2009 for each parcel of Owned Real Property; and (ii) the Company or a Subsidiary has good and marketable title in fee simple to each parcel of Owned Real Property free and clear of all liens and Encumbrances, except Permitted Encumbrances. There are no outstanding options, rights of first offer or rights of first refusal to purchase any Owned Real Property or any portion thereof. The Seller has made a good faith effort to make available to the Purchaser copies of all policies of title insurance currently existing in favor of the Company and/or a Subsidiary with respect to Owned Real Property.

(b) (i) The Seller has previously delivered to the Purchaser a schedule that contains a true, current and complete list of (1) the street address of each parcel of Leased Real Property, (2) the identity of the lessee of each such parcel of Leased Real Property, and (3) the current base rent payments due under such leases; (ii) the Company or a Subsidiary has, and at Closing will have, good and valid leasehold interests in each of the Leased Real Properties, and such leasehold interests are free and clear of all Encumbrances, except Permitted Encumbrances; and (v) (A) the Seller has delivered to the Purchaser, true and complete copies of the documentation relating to each Continuing Lease and (B) there has not been any sublease or assignment entered into by the Company or any Subsidiary in respect of the Continuing Leases.

(c) (i) Neither the Company, nor any Subsidiary, has leased, subleased, licensed or otherwise granted any Person the right to use or occupy all or any portion of the Real Property and other than the Company and/or a Subsidiary there are no parties in possession of any portion of the Real Property, whether as lessees, tenants at will, trespassers or otherwise; (ii)

neither the Company, nor any Subsidiary, has received notice of any pending condemnation or similar proceeding affecting any portion of the Real Property and, to the Seller’s Knowledge, no such action is presently contemplated or threatened; and (iii) to the Seller’s Knowledge, there is no law, ordinance, order, regulation or requirement now in existence which would require (in the absence of any applicable grandfathering and waivers) any material expenditure to remediate, remedy, remove, modify or improve any portion of the Real Property in order to bring it into material compliance therewith.

(d) All Continuing Leases are valid and in full force and effect except to the extent they have previously expired in accordance with their terms or where the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of the Subsidiaries has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Continuing Lease, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.13. Employee Benefit Matters.

(a) Section 3.13(a) of the Disclosure Schedule contains a true and complete list of any (i) “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and any bonus, stock option, stock purchase, restricted stock, equity based, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements, to which the Seller, the Company, any Subsidiary or any of their ERISA Affiliates is a party, with respect to which the Seller, the Company, any Subsidiary or any of their ERISA Affiliates has any obligation to or which are maintained, contributed to or sponsored by the Seller, the Company, any Subsidiary or any of their ERISA Affiliates for the benefit of, any current or former employee, officer or director of the Company or any Subsidiary, (ii) each employee benefit plan for which the Company or any Subsidiary could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated and (iii) any plan in respect of which the Company or any Subsidiary could incur liability under Section 4212(c) of ERISA (collectively, the “ERISA Plans”). Neither the Company nor any Subsidiary has any commitment (A) to create, incur Liability with respect to or cause to exist, any other employee benefit plan, program or arrangement, (B) to enter into any contract or agreement to provide compensation or benefits to any individual or (C) to modify, change or terminate any ERISA Plan, other than with respect to a modification, change or termination required by applicable Law. Section 3.13(a) of the Disclosure Schedule identifies each of the ERISA Plans that is sponsored by the Seller or any ERISA Affiliate of the Seller (other than the Company or any Subsidiary). With respect to each of the ERISA Plans, the Seller has heretofore delivered to the Purchaser true and complete copies of each ERISA Plan document (including all amendments thereto) for each written ERISA Plan or a written description of any ERISA Plan that is not otherwise in writing, as well as any documents (and any amendments thereto) related to each ERISA Plan, including, but not limited to, copies of annual reports, Form 5500s for the last three years, actuarial reports, Summary Plan Descriptions, Summary of Material Modifications, trust or funding agreements, the most recent determination letter received from the IRS with respect to each ERISA Plan that is intended to be qualified under Section 401(a) of the Code and contracts relating to ERISA Plan with respect to which the Seller, the Company, any Subsidiary or any ERISA Affiliate may have any liability (e.g. insurance contracts, investment management agreements, subscription and participation agreements and record keeping agreements).

(b) Each ERISA Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, including, but not limited to, the Code, ERISA, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the COBRA provisions of the American Recovery and Reinvestment Act of 2009 (“ARRA”) and the Health Insurance Portability Accountability Act of 1996, as amended. Each of the Seller, the Company and the Subsidiaries has performed all material obligations required to be performed by it under, is not in any material respect in default under, or in material violation of, any ERISA Plan. No Action is pending or, to the Knowledge of the Seller, threatened with respect to any ERISA Plan (other than claims for benefits in the ordinary course). No lien has been imposed under Section 430(k) of the Code or Section 303(k) of ERISA on the assets of the Company, any of its Subsidiaries or any ERISA Affiliate, and no event or circumstance has occurred that is reasonably likely to result in the imposition of any such lien on any such assets on account of any ERISA Plan.

(c) Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has timely received a favorable determination letter from the IRS covering all of the provisions applicable to the ERISA Plan for which determination letters are currently available that the ERISA Plan is so qualified and each trust established in connection with any ERISA Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such ERISA Plan or the exempt status of any such trust. None of the Seller, the Company, any of its Subsidiaries, any ERISA Affiliate, any of the ERISA Plans, any trust created thereunder, nor to the Seller’s Knowledge, any trustee or administrator thereof has engaged in a transaction or has taken or failed to take any action in connection with which the Seller, the Company, any of its Subsidiaries or any ERISA Affiliate could be subject to any material liability for either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975(a) or (b), 4976 or 4980B of the Code.

(d) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (i) entitle any employees of the Company or any Subsidiary to severance pay or any increase in severance pay upon consummation of the transactions contemplated hereby or upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to, any of the ERISA Plans, or (iii) limit or restrict the right of the Company or any Subsidiary to merge, amend or terminate any of the ERISA Plans. None of the ERISA Plans in effect immediately prior to the Closing Date would result separately or in the aggregate (including as a result of this Agreement or the transactions contemplated hereby) in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.

(e) Neither the Company nor any Subsidiary has ever maintained, established, sponsored, participated in, or contributed to, any ERISA Plan that is subject to Title IV of ERISA or Section 412 of the Code.

(f) Neither the Company nor any Subsidiary would reasonably be expected to incur any liability under Title IV of ERISA as a result of being treated as a single employer with the Company, any ERISA Affiliate of the Company or any Subsidiary for purposes of Section 414(b), (c), (m) or (o) of the Code.

(g) At no time has either the Company or any Subsidiary contributed to or been required to contribute to any Multiple Employer Plan.

(h) With respect to any Multiemployer Plan, neither the Company, any of the Subsidiaries, nor any ERISA Affiliate has, since September 26, 1980, made or suffered a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in Sections 4203 and 4205 of ERISA, that has not been satisfied in full. With respect to any ERISA Plan that is a Multiemployer Plan, (i) no event has occurred or is reasonably expected to occur with respect to the Company or any Subsidiary that presents a material risk of a “complete withdrawal” or “partial withdrawal”, (ii) neither the Company, any of the Subsidiaries nor any ERISA Affiliate has any contingent liability under Section 4204 of ERISA, and (iii) to Seller’s Knowledge, neither the Company nor any Subsidiary has received notice that any Multiemployer Plan is or will go into “reorganization” or is “insolvent” as those terms are defined under ERISA, (iv) to Seller’s Knowledge, neither the Company nor any Subsidiary has received notice that any Multiemployer plan is, or is reasonably expected to be, in “endangered” or “critical” status as those terms are defined under ERISA, and (vi) the aggregate withdrawal liability of the Company and the Subsidiaries, computed as if a complete withdrawal by the Company and the Subsidiaries had occurred under each such Multiemployer Plan on the date hereof, would not have a Material Adverse Effect.

(i) No ERISA Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of the Company, the Subsidiaries or any ERISA Affiliate after retirement or other termination of service (other than (i) coverage mandated by applicable laws, (ii) death benefits or retirement benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA, (iii) deferred compensation benefits accrued as liabilities on the books of the Company, any of the Subsidiaries or an ERISA Affiliate, or (iv) benefits, the full direct cost of which is borne by the current or former employee (or beneficiary thereof)).

(j) Since January 1, 2005, each ERISA Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) (i) has been operated in good faith compliance with Section 409A of the Code and the regulations thereunder and (ii) is in documentary compliance with Section 409A of the Code, in each case, taking into account any applicable transition rules, good faith compliance standards, and extensions of the deadline for compliance.

SECTION 3.14. Taxes.

(a) All Tax Returns required to have been filed by or with respect to the Company or any Subsidiary or any Non-Company Owned Assets have been timely filed (taking into account any extension of time to file granted or obtained) and such Tax Returns are true, correct and complete in all material respects;

(b) other than Taxes of the Debtors the payment of which is prohibited or stayed by the Bankruptcy Code, all Taxes required to have been paid by or with respect to the Company or any Subsidiary or any Non-Company Owned Assets have been paid;

(c) no deficiency for any material amount of Tax has been asserted or assessed by a Governmental Authority in writing against the Company or any Subsidiary that has not been satisfied by payment, settled or withdrawn;

(d) there are no Tax liens on any assets of the Company or any Subsidiary or any Non-Company Owned Assets (other than Permitted Encumbrances);

(e) neither the Company nor any Subsidiary is subject to any accumulated earnings Tax;

(f) neither the Company nor any Subsidiary has received any notice of any pending or threatened assessment of Taxes, or any audits, examinations, investigations, or other proceedings in respect of Taxes or Tax Returns of the Company or any Subsidiary;

(g) neither the Company nor any Subsidiary has waived any statute of limitations with respect to Taxes;

(h) neither the Company nor any Subsidiary is liable for the Taxes of any other Person as a transferee, successor or otherwise, or by reason of having joined in a consolidated, combined or similar Tax return;

(i) the Company is treated as a corporation for Federal income tax purposes; and

(j) neither the Company nor any Subsidiary has participated, within the meaning of Treasury Regulation Section 1.6011-4(c)(3), in any “listed transactions,” “confidential transactions” or “transactions with contractual protections” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder (or similar provisions of state, local or foreign law).

SECTION 3.15. Labor Matters.

(a) With respect to the Business and except for such matters that would not have a Material Adverse Effect: (i) each of the Company and the Subsidiaries is in compliance with all applicable Laws regarding employment and employment practices, (ii) there are no unfair labor practice charges or complaints against the Company or any of the Subsidiaries brought before the National Labor Relations Board nor is there any grievance or any arbitration proceeding arising out of or under collective bargaining agreements with respect to the Business nor, to the Knowledge of the Seller, is any such charge, complaint, grievance or proceeding threatened, (iii) since August 1, 2007, there has been no labor strike, dispute, slowdown or work stoppage or lockout pending or, to the Knowledge of the Seller, threatened against the Company or the Subsidiaries, (iv) to the Knowledge of the Seller, since August 1, 2007, there has been no attempt by employees of the Company or the Subsidiaries to unionize or collectively bargain with the Company or any of the Subsidiaries, or to decertify any union with which the Company or any Subsidiary has a collective bargaining agreement, (v) there is no charge or complaint pending or, to the Knowledge of the Seller, threatened against the Company or any of the Subsidiaries before the Equal Employment Opportunity Commission or any similar Governmental Authority responsible for the prevention of unlawful employment practices, and (vi) neither the Company nor any Subsidiary is delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid. Section 3.15(a) of the Disclosure Schedule is a true and accurate report, in all material respects, of employee head count by market prepared by the Company and the Subsidiaries as of April 27, 2009.

(b) The Company and the Subsidiaries are, and since August 1, 2007, have been, in compliance with all notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), and any similar foreign, state or local Law relating to plant closings and layoffs.

(c) Neither the Company nor any Subsidiary is a party to any collective bargaining agreement or similar agreement with any labor organization or works council, or work rules or practices agreed to with any labor organization, works council or employee association applicable to employees of the Company or any Subsidiary, other than those set forth in Section 3.15(c) of the Disclosure Schedule, true and complete copies of which have heretofore been made available to the Purchaser.

(d) The material personnel manuals and handbooks and material policies, rules and procedures applicable to employees of the Company have heretofore been made available to the Purchaser.

SECTION 3.16. Transactions with Affiliates. All accounts payable, notes payable, accounts receivable, advances, notes receivable and Contracts, and all transfers of assets or Liabilities, whether or not entered into in the ordinary course of business, to or by which the Company or any of the Subsidiaries, on the one hand, and the Seller or any Affiliates of the Seller (other than the Company or a Subsidiary), on the other hand, are a party or are otherwise bound or subject, or by which any of the Assets are bound or subject or pursuant to which the Company or any of the Subsidiaries has made, since August 1, 2007, or is obligated to make payments or incur expenses to or for the benefit of the Seller or any Affiliates of the Seller (the “Affiliate Transactions”), have been conducted or entered into, as the case may be, on an arm’s-length basis.

SECTION 3.17. Letters of Credit, Surety Bonds and Guarantees. Section 3.17 of the Disclosure Schedule sets forth, as of the date hereof (i) all standby letters of credit (to the extent that they are for the account of the Company or the Subsidiaries), performance or payment bonds, guarantee arrangements and surety bonds of any nature relating to the Business, the Company or any of the Subsidiaries (the “Business Guarantees”) and (ii) the amount of each such Business Guarantee.

SECTION 3.18. Brokers. Except for UBS Securities LLC and Barclays Capital, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement, the Plan or the Ancillary Agreements based upon arrangements made by or on behalf of the Seller. The Seller is solely responsible for the fees and expenses of UBS Securities LLC and Barclays Capital.

SECTION 3.19. Absence of Certain Changes or Events. Since January 31, 2009 through the date hereof, (a) none of the actions which would have been prohibited by Section 5.01 below if this Agreement had been in effect since January 31, 2009 has occurred and (b) to the Knowledge of the Seller, there has not been, accrued or arisen any events, circumstances, changes or effects that would reasonably be expected to have a Material Adverse Effect and that has not otherwise been disclosed pursuant to this Agreement or in the Disclosure Schedule.

SECTION 3.20. Company Material Contracts.

(a) Section 3.20(a) of the Disclosure Schedule sets forth a list of all Company Material Contracts to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries is bound or by which any of their respective properties is bound or affected as of the date hereof, setting forth for each such Company Material Contract the subsections of the definition of Company Material Contract applicable to such Company Material Contract.

(b) All Company Material Contracts are valid and in full force and effect except to the extent they have previously expired in accordance with their terms or where the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of the Subsidiaries has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Material Contract, except in each case, for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. None of the Company Material Contracts contains purchase commitments for raw materials and parts in excess of normal requirements, at a price materially in excess of current market prices.

SECTION 3.21. Product Liability and Warranty. Section 3.21 of the Disclosure Schedule sets forth the standard warranties for all products manufactured, sold, leased or delivered by the Company and the Subsidiaries, it being understood that customer warranties routinely supersede the standard warranties offered by the Company and its Subsidiaries. Since July 31, 2008, to the Knowledge of the Seller, neither the Company nor any of the Subsidiaries has taken any action which is reasonably likely to give rise to an increase in product warranty claims from the Company’s historical experience.

SECTION 3.22. Sufficiency of Assets. Except for services to be provided pursuant to the Transition Services Agreement, the Assets owned, held, leased or licensed by the Company and the Subsidiaries constitute all of the assets, properties and services utilized to conduct the Business as presently conducted by the Company and the Subsidiaries (other than assets which are insignificant in the aggregate).

SECTION 3.23. Restructuring Transactions, Prior to the date hereof, the Seller has caused the Company, the Subsidiaries and its Affiliates to consummate the transactions listed in Section 3.23 of the Disclosure Schedule, including in order to transfer and convey to the Seller or an Affiliate of the Seller other than the Company or a Subsidiary, (a) all of the Company’s or a Subsidiary’s rights, title and interest in and to (i) the equity interests in Stock Loan Services, LLC, (ii) any and all properties, assets and Contracts relating to, arising out of or used in the conduct of the Construction Loan Business and (iii) such other properties, assets and Contracts that are not used in the conduct of Business and which are set forth in Section 3.23 of the Disclosure Schedule (collectively, the “Excluded Assets”) and (b) any Liabilities of the Seller or any Subsidiary (other than the Seller Loan) that relate to the Excluded Assets. As of the date hereof, the Company and the Subsidiaries have been fully released from any obligation relating to such Liabilities (other than the Seller Loan). The transactions referred to in this Section 3.23 shall be collectively referred to herein as the “Restructuring Transactions”.

SECTION 3.24. DIP Facility Representations and Warranties. As of the date hereof, the representations and warranties of the Seller and the Debtors contained in the DIP Facility which are not qualified as to materiality are true and correct in all material respects and the representations and warranties of the Seller and the Debtors contained in the DIP Facility that are so qualified are true and correct.

SECTION 3.25. Disclaimer of the Seller. (A) EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE III, NONE OF THE SELLER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE COMPANY, THE SUBSIDIARIES, THE EQUITY INTERESTS, THE BUSINESS OR ANY OF THE ASSETS, INCLUDING WITH RESPECT TO (I) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, (II) THE OPERATION OF THE BUSINESS BY THE PURCHASER AFTER THE CLOSING OR (III) THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS AFTER THE CLOSING AND (B) OTHER THAN AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE PLAN OR THE ANCILLARY AGREEMENTS AND EXCLUDING FRAUD, NONE OF THE SELLER, ITS AFFILIATES, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO THE PURCHASER, THE COMPANY, THE SUBSIDIARIES OR TO ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE PURCHASER, ITS AFFILIATES OR REPRESENTATIVES OF, OR THE PURCHASER’S USE OF, ANY INFORMATION RELATING TO THE BUSINESS, INCLUDING ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO THE PURCHASER, WHETHER ORALLY OR IN WRITING, IN CERTAIN “DATA ROOMS,” MANAGEMENT PRESENTATIONS, FUNCTIONAL “BREAK-OUT”

DISCUSSIONS, RESPONSES TO QUESTIONS SUBMITTED ON BEHALF OF THE PURCHASER OR IN ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE PLAN. ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller as follows:

SECTION 4.01. Organization, Authority and Qualification of the Purchaser. The Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary limited liability company power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Purchaser is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not adversely affect the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement, the Plan and the Ancillary Agreements to which the Purchaser is a party. The execution and delivery by the Purchaser of this Agreement and the Ancillary Agreements to which it is a party, the performance by the Purchaser of its obligations hereunder and thereunder and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Purchaser. This Agreement has been, and upon their execution the Ancillary Agreements to which the Purchaser is a party shall have been, duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Seller) this Agreement constitutes, and upon their execution the Ancillary Agreements to which the Purchaser is a party shall constitute, legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

SECTION 4.02. Capitalization; Ownership of Equity Interests.

(a) The Class A Common Shares of the Purchaser and Class A Junior Preferred Shares of the Purchaser have been duly authorized and validly issued and were not issued in violation of, and are not subject to, any preemptive or subscription rights. There are no options, warrants, puts, calls, “phantom” stock rights, convertible or exchangeable securities or other rights, agreements, arrangements or commitments relating to the Class A Common Shares of the Purchaser or Class A Junior Preferred Shares of the Purchaser, or any other interest in, the Purchaser, or obligating the Purchaser to issue, sell, purchase, redeem or otherwise acquire any of the Class A Common Shares of the Purchaser or Class A Junior Preferred Shares of the Purchaser, or any other interest in, the Purchaser or which give any other Person the right to receive any benefits or rights similar to any rights enjoyed by a holder of Class A Common Shares of the Purchaser or Class A Junior Preferred Shares of the Purchaser or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in the Purchaser (other than pursuant to the Subscription Agreement and the Debt Commitment Letter). Upon consummation of the transactions contemplated by this Agreement and registration of the Class A Common Shares of the Purchaser and Class A Junior Preferred Shares of the Purchaser in the name of the Seller in the books and records of the Purchaser, the Seller will own the Class A Common Shares of the Purchaser and Class A Junior Preferred Shares of the Purchaser representing 49% of the issued and outstanding number of such shares of the Purchaser, free and clear of all Encumbrances. The Purchaser does not own stock or any other equity interests, nor does it have any obligation to make any investment, in any corporation, partnership or other Person.

SECTION 4.03. No Conflict. The execution, delivery and performance by the Purchaser of this Agreement and the Ancillary Agreements to which the Purchaser is a party do not and will not (a) violate, conflict with or result in the breach of any provision of the organizational documents of the Purchaser, and (b) except as may result from any facts or circumstances relating solely to the Seller or any of its Affiliates, (i) conflict with or violate in any respect any material Law or Governmental Order applicable to the Purchaser, or (ii) conflict with, result in any breach of, constitute a default (or event Which with the giving of notice or lapse of time, or both, would become a default) under, require any Consent under, give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of any material Contract to which the Purchaser is a party.

SECTION 4.04. Governmental Consents and Approvals. The execution, delivery and performance by the Purchaser of this Agreement and each Ancillary Agreements to which it is a party do not and will not require any Consent of any third party or any Consent or Filing with any Governmental Authority, except as may be necessary as a result of any facts or circumstances relating solely to the Seller or its Affiliates.

SECTION 4.05. Investment Purpose. The Purchaser is acquiring the Purchased Equity Interests solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof other than in compliance with all applicable laws, including United States federal securities laws. The Purchaser agrees that the Purchased Equity Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under the Securities Act and such laws. The Purchaser is able to bear the economic risk of holding the Purchased Equity Interests for an indefinite period (including total loss of its investment), and (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

SECTION 4.06. Financing.

(a) The Purchaser has sufficient immediately available funds, or has access to sufficient immediately available funds pursuant to committed financing arrangements (true and complete copies of which have been delivered to the Seller), to pay, in cash, the cash portion of the Purchase Consideration and all other amounts payable pursuant to this Agreement, the Plan and the Ancillary Agreements or otherwise necessary to consummate all the transactions contemplated hereby and thereby.

(b) The Investor has sufficient immediately available funds, or has access to sufficient immediately available funds pursuant to committed financing arrangements (true and complete copies of which have been delivered to the Seller), to fund the amounts due under the Subscription Agreement and the Debt Commitment Letter, subject to the confirmation of the Plan by the Bankruptcy Court.

SECTION 4.07. Guarantee. Concurrently with the execution of this Agreement, the Purchaser has delivered to the Seller the duly executed guarantee of Gores Capital Partners II, L.P., a Delaware limited partnership and Gores Co-Invest Partnership II, L.P. a Delaware limited partnership (the “Guarantors”) in the form attached as Exhibit 4.07 to this Agreement (the “Guarantee”). The Guarantee is a legal, valid and binding obligation of each Guarantor and enforceable against each Guarantor in accordance with its terms, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under its Guarantee.

SECTION 4.08. Litigation. As of the date hereof, no Action by or against the Purchaser is pending or, to the knowledge of the Purchaser, threatened, which could affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby.

SECTION 4.09. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

SECTION 4.10. Tax Classification. The Purchaser has made an election on IRS Form 8832 to treat the Purchaser as an association taxable as a corporation for federal income tax purposes (the “Purchaser Check-the-Box Election”). The Purchaser Check- the-Box Election will be effective prior to and on the Closing Date.

SECTION 4.11. Class B Common Shares of Purchaser. No Class B Common Shares have been or will be as of Closing Date issued to any Person that is a transferor of property to the Purchaser within the meaning of Code Section 351(a). None of the individuals identified in the certificates delivered pursuant to Section 2.06(d) has received or will receive directly as of the Closing Date or for one year following the Closing Date, any equity interest in the Purchaser other than Class B Common Shares (or equivalent rights) of the Purchaser.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01. Conduct of Business Prior to the Closing. The Seller and the Company covenant and agree that, except as described in Section 5.01 of the Disclosure Schedule and except as may be related solely to the Excluded Assets or the Construction Loan Business, between the date hereof and the Closing (or the earlier termination of this Agreement), the Company shall, and shall cause each Subsidiary to conduct the Business in compliance in all material respects with all applicable Laws and, without the prior written consent of the Purchaser (which consent may not be unreasonably withheld, conditioned or delayed), not to:

(a) (i) other than loans made pursuant to the Construction Loan Business, issue, sell, redeem, repurchase, pledge, dispose of or otherwise encumber (other than Permitted Encumbrances) or authorize the issuance, sale, redemption, repurchase, pledge, disposition or other encumbrance (other than Permitted Encumbrances) of, any equity interests, notes, bonds or other securities of the Company or any Subsidiary (or any option, warrant or other right to acquire the same), or (ii) declare, make or pay any dividends or distributions to the holders of any equity interests, other than dividends, distributions and redemptions declared, made or paid by any Subsidiary solely to the Company or another Subsidiary;

(b) (i) acquire (including by merger, consolidation, or acquisition of stock or all or substantially all of the assets or any other business combination) or make any loan, advance, capital contribution to, or investment in, any Person (other than the Company or a Subsidiary), or otherwise acquire any assets (other than inventory in the ordinary course of business consistent with past practice), in each case, involving consideration in excess of $2,000,000, individually, or $5,000,000, in the aggregate, (ii) sell, lease, transfer, or otherwise dispose of any material Assets (other than in the ordinary course of business consistent with past practice), or (iii) incur any material Encumbrance on any Asset (other than Permitted Encumbrances and other than in the ordinary course of business consistent with past practice);

(c) amend or restate the organizational documents of the Company or any Subsidiary;

(d) except as otherwise expressly set forth in this Agreement, (i) grant or announce any increase in the salaries, bonuses, pension, severance, welfare or other benefits payable to any employee or director, pay any bonus to any employee or director other than as required by Law, pursuant to any plans, programs or agreements existing on the date hereof, (ii) establish, enter into, adopt, amend or terminate any employee benefit plan or employment agreement to the extent applicable to employees of the Business or amend the terms of any outstanding equity-based awards, other than as required by Law or by the terms of any plans, programs or agreements existing as of the date hereof and listed on Section 5.01(d)(ii) of the Disclosure Schedule, (iii) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any employee benefit plan to the extent applicable to employees of the Business, other than as required by Law or by the terms of any plans, programs or agreements existing as of the date hereof and listed on Section

5.01(d)(iii) of the Disclosure Schedule, (iv) enter into or make any loans to any employee or make any change in its existing borrowing or lending arrangements for or on behalf of any of such person, whether pursuant to an employee benefit plan or otherwise, other than with respect to loans entered into pursuant to a 401(k) plan in accordance with the terms of the applicable plan, or (v) enter into, adopt or amend in any material respect any severance or change of control agreement with any employee except, in each case, as required by Law;

(e) split, combine or reclassify any of the equity interests of the Company or any Subsidiary, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for such equity interests;

(f) dissolve, wind-up or liquidate the Company or any Subsidiary, other than any such dissolution, winding up or liquidation which is in process on the date hereof;

(g) accelerate collections or delay any payables;

(h) enter into, adopt, amend, or terminate any collective bargaining Contract or Contract with any labor union, other than any adoption, amendment, or termination (A) required by the terms of any existing Contracts, or (B) required by Law;

(i) enter into, adopt, amend or terminate any Company Material Contract (other than this Agreement); and

(j) agree to take any of the actions specified in Sections 5.01(a) through (i), except as contemplated by this Agreement, the Plan and the Ancillary Agreements.

SECTION 5.02. Access to Information.

(a) Upon reasonable notice, the Seller shall cause the Company and each Subsidiary and each of their respective officers, directors, managers, employees, agents, representatives, accountants and counsel to (i) afford the Purchaser and its authorized representatives reasonable access to the personnel, offices, properties and books and records of the Company and each Subsidiary and (ii) furnish to the officers, employees, and authorized agents and representatives of the Purchaser such additional financial and operating data and other information regarding the Business and the preparation of the historical financial statements of the Company and the Subsidiaries (or copies thereof) as the Purchaser may from time to time reasonably request; provided, however, that any such access or furnishing of information shall be conducted at the Purchaser’s expense, during normal business hours, under the supervision of the Seller’s personnel and in such a manner as not to interfere with the normal operations of the Business. Notwithstanding anything to the contrary in this Agreement, the Seller shall not be required to disclose any information to the Purchaser if such disclosure would, in the Seller’s sole discretion, (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof. No information received pursuant to this Section 5.02(a) shall affect or be deemed to modify or update any of the representations and warranties of the Seller contained in this Agreement.

(b) In order to facilitate the resolution of any claims made against or incurred by the Seller relating to the Business, for a period of seven years after the Closing or, if shorter,

the applicable period specified in the Purchaser’s document retention policy, the Purchaser shall (i) retain the books and records relating to the Business, the Company and the Subsidiaries relating to periods prior to the Closing, and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of the Seller reasonable access (including the right to make, at the Seller’s expense, photocopies), during normal business hours, to such books and records; provided, however, that the Purchaser shall notify Seller at least 30 days in advance of destroying any such books and records prior to the seventh anniversary of the Closing in order to provide the Seller the opportunity to access such books and records in accordance with this Section 5.02(b).

(c) In order to facilitate the resolution of any claims made against or incurred by the Purchaser, the Company or any Subsidiary relating to the Business, for a period of seven years after the Closing or, if shorter, the applicable period specified in the Seller’s document retention policy, the Seller shall (i) retain the books and records relating to the Business, the Company and the Subsidiaries relating to periods prior to the Closing which shall not otherwise have been delivered to the Purchaser, the Company or any Subsidiary, and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of the Purchaser reasonable access (including the right to make, at the Purchaser’s expense, photocopies), during normal business hours, to such books and records; provided, however, that the Seller shall notify the Purchaser at least 30 days in advance of destroying any such books and records prior to the seventh anniversary of the Closing in order to provide the Purchaser the opportunity to access such books and records in accordance with this Section 5.02(c).

SECTION 5.03. Confidentiality.

(a) The terms of the letter agreement dated as of February 2, 2009 (the “Confidentiality Agreement”) between Wolseley plc, the Company and The Gores Group, LLC are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of the Purchaser under this Section 5.03 shall terminate; provided, however, that the Confidentiality Agreement shall terminate only in respect of that portion of the Information (as defined in the Confidentiality Agreement) exclusively relating to the transactions contemplated by this Agreement and the Plan. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect.

(b) Nothing provided to the Purchaser pursuant to Section 5.02(a) shall in any way amend or diminish the Purchaser’s obligations under the Confidentiality Agreement. The Purchaser acknowledges and agrees that any Information provided to the Purchaser pursuant to Section 5.02(a) or otherwise by the Seller, the Company, any Subsidiary or any officer, director, employee, agent, representative, accountant or counsel thereof shall be subject to the terms and conditions of the Confidentiality Agreement.

(c) Notwithstanding anything herein to the contrary, each party hereto (and its representatives, agents and employees) may consult any tax advisor regarding the tax treatment and tax structure of the transactions contemplated hereby, and may disclose to any Person, without limitation of any kind, the tax treatment and tax structure of such transactions and all materials (including opinions and other tax analyses) that are provided relating to such treatment or structure.

SECTION 5.04. Regulatory and Other Authorizations; Notices and Consents. The Seller and the Purchaser shall each use its commercially reasonable efforts to promptly obtain all Consents of, and make all Filings with, Governmental Authorities and officials and obtain all Consents of third parties, in each case, that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement, the Plan and the Ancillary Agreements and will cooperate fully with the other parties in promptly seeking to obtain all such Consents and making such Filings.

SECTION 5.05. Transition Services. Following the Closing, the Seller shall provide, or cause to be provided, to the Business certain services that are currently provided by the Seller and its Affiliates to the Business, and the Purchaser shall cause the Company to provide to the Seller and its Affiliates certain services that are currently provided by the Company to the Seller and such Affiliates, all as more fully set forth in a transition services agreement substantially in the form attached hereto as Exhibit 5.05 (the “Transition Services Agreement”) to be entered into by the Seller and the Company as of the Closing.

SECTION 5.06. Retained Names and Marks.

(a) The Purchaser hereby acknowledges that all right, title and interest in and to the names “Wolseley” and “Raptor”, together with all variations thereof and all trademarks, service marks, domain names, trade names, trade dress, corporate names and other identifiers of source containing, incorporating or associated with any of the foregoing (the “Retained Names and Marks”) are owned exclusively by the Seiler or its Affiliates (other than the Company and the Subsidiaries), and that, except as, expressly provided below, any and all right of the Company or the Subsidiaries to use the Retained Names and Marks shall terminate as of the Closing and shall immediately revert to the Seller or its Affiliates (other than the Company and the Subsidiaries). The Purchaser further acknowledges that none of the Purchaser, the Company or any Subsidiary has any rights, and is not acquiring any rights, to use the Retained Names and Marks.

(b) Except as expressly provided in this Agreement, no other right to use the Retained Names and Marks is granted by the Seller to the Purchaser, the Company or the Subsidiaries, whether by implication or otherwise, and nothing hereunder permits the Purchaser, the Company or any of the Subsidiaries to use the Retained Names and Marks on any documents, materials, products or services other than in connection with (i) the sale of existing inventories of products bearing the name “Raptor” and (ii) the use of existing inventories of labeled stationery, invoices and other office supplies and materials until replacement materials excluding the Retained Names and Marks can be obtained, in the case of clause (ii) for a period not to exceed 90 days from Closing. The Company agrees to remove the Retained Names and Marks from all vehicles and signage used by the Company and the Subsidiaries as soon as practicable (but not later than December 31, 2009).

(c) The Company hereby grants to the Seller and its Affiliates (other than the Company and the Subsidiaries), and the Purchaser hereby consents to the granting of, a royalty- free fully paid up license to use the names “Stock Loan Services” and “Stock Financial Services”, together with all variations thereof and all trademarks, service marks, domain names, trade names, trade dress, corporate names and other identifiers of source containing, incorporating or associated with such names (the “Licensed Names”), in connection with the Construction Loan Business for a period of 12 months following the Closing. The Purchaser and the Company shall not, and the Company shall cause the Subsidiaries not to, use the Licensed Names at any time after the Closing.

SECTION 5.07. Business Guarantees. Following the Closing, the Purchaser and the Seller shall, and shall cause the Company or one or more of the Subsidiaries to, contact the third parties that are party to, and beneficiaries of, the Business Guarantees, and request that the Purchaser, the Company or one or more of the Subsidiaries be substituted in all respects for the Seller or any of its Affiliates (other than the Company and the Subsidiaries), effective as soon as practicable after the Closing, in respect of all obligations of the Seller or any of its Affiliates (other than the Company and the Subsidiaries) under each of the Business Guarantees to which the Seller or any of its Affiliates (other than the Company and the Subsidiaries) is a party so that, in any such case, the Purchaser, the Company or any Subsidiary shall be solely responsible under the terms of the applicable Business Guarantees; provided, however, that notwithstanding the foregoing, neither the Company nor any Subsidiaries shall be required to pay any fee in connection with the foregoing (other than reasonable expenses of counsel). In furtherance of the foregoing, the Purchaser and the Seller agree to cause the Company to indemnify and hold harmless the Seller and its Affiliates (other than the Company and the Subsidiaries) from any Loss suffered or incurred by the Seller or any of its Affiliates (other than the Company and the Subsidiaries) in connection with any such Business Guarantees.

SECTION 5.08. Construction Loan Business. Prior to the Closing, the Seller shall cause the Company to transfer to the Seller or an Affiliate of the Seller the employees listed on Section 5.08 of the Disclosure Schedule (the “Construction Loan Employees”). Following such transfer, the Company shall have no liability with respect to any benefits or amounts payable to any Construction Loan Employee. Notwithstanding the Seller’s and the Company’s efforts to transfer and convey to the Seller or an Affiliate of the Seller all properties, assets and Contracts relating to, arising out of or used in the conduct of the Construction Loan Business, the properties, assets and Contracts listed on Section 5.08 of the Disclosure Schedule will remain in the possession of the Company or the Subsidiaries after the Closing Date (the “Stranded Construction Loan Assets”). The Purchaser and the Company agree that the Stranded Construction Loan Assets shall be held by the Company for the benefit of the Seller and the Seller shall be treated as the owner of such assets for tax purposes, and the Seller shall use commercially reasonable efforts to transfer and convey the Stranded Construction Loan Assets to the Seller or an Affiliate of the Seller as soon as practicable after Closing. The Purchaser and the Company shall cooperate with the Seller to transfer and convey the Stranded Construction Loan Assets and proceeds thereof to the Seller or an Affiliate of the Seller, and to ensure that the Seller is able to operate the Stranded Construction Loan Assets. For all purposes under this Agreement, Stranded Construction Loan Assets shall be deemed Excluded Assets.

SECTION 5.09. Further Action.

(a) The parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement. Without limiting the foregoing, each party hereto shall cooperate with the other party, and execute and deliver, or use reasonable best efforts to cause to be executed and delivered, all instruments, and to obtain all Consents under any Permit, license, Contract or other instrument, and take all such other actions as such party may reasonably be requested to take by the other party hereto from time to time, consistent with the terms of this Agreement and the Ancillary Agreements, in order to effectuate the provisions and purposes of this Agreement and the Ancillary Agreements and the other transactions contemplated hereby and thereby. In addition, the Seller shall (i) continue to provide the Company with the benefit of any assets used in the Business that are leased by Seller or its Affiliates (other than the Company and the Subsidiaries) for the term of such leases (and the Company agrees to pay to Seller the rental payments due by Seller under such leases promptly as such payments become due) and (ii) use commercially reasonable efforts to obtain Consents to the assignment of any licenses or leases related to any software, hardware or information technology systems used by the Company or any Subsidiary in the Business.

(b) In furtherance of the foregoing, at the Seller’s expense, the parties hereto shall use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law and agreements, and to execute and deliver such documents and other papers and otherwise cooperate with the other party, as may be required to consummate and make effective the transactions necessary to separate the properties, assets and Liabilities relating to, arising out of or used in the conduct of the Construction Loan Business from the Business.

SECTION 5.10. Employee Benefits.

(a) Effective as of the Closing Date, the Purchaser shall establish or designate a defined contribution plan and trust intended to qualify under Section 401(a) and Section 501(a) of the Code, the terms of which are substantially similar to the Wolseley North American 401(k) Plan (the “Seller 401(k) Plan”) as of the Closing Date (the “Purchaser 401(k) Plan”). The Seller shall direct the trustee of the Seller’s 401(k) Plan to transfer, to the trustee of the Purchaser 401(k) Plan, as of the Closing Date, the account balances (whether vested or unvested), including any outstanding loans, of Continuing Employees and terminated employees of the Company or any Subsidiary who have an account balance greater than zero in the Seller 401(k) Plan (the “Former Employees”) and the trustee of the Purchaser 401(k) Plan shall accept such transfer. Upon such transfer, to the extent of the assets received, the Purchaser 401(k) Plan shall assume all liabilities for accrued benefits under the Seller 401(k) Plan in respect of such Continuing Employees and Former Employees and the Seller’s 401(k) Plan shall be relieved of all such liabilities. As to any former employee of the Company or a Subsidiary who (i) participated in the Seller 401(k) Plan, (ii) terminated employment before the Closing Date, and (iii) was not 100% vested in his or her account in the Seller 401(k) Plan at termination of employment, the Purchaser 401(k) Plan shall provide for the reinstatement of such former employee’s nonvested account in the Seller 401(k) Plan if the former employee satisfies the requirements for reinstatement prescribed by Section 411 of the Code in which event the Seller shall reimburse the Company for the amount of the contribution to the Purchaser 401(k) Plan that is required to reinstate those nonvested accounts less the amount of unvested balances previously transferred to the Purchaser 401(k) Plan, if any. If the Seller determines that a partial termination of the Seller 401(k) Plan has occurred, the Company shall accelerate the vesting of the accounts of Continuing Employees and Former Employees who are affected by the partial termination, to the extent of the assets received by the Purchaser 401(k) Plan for such Continuing Employees and Former Employees. The parties shall cooperate in the filing of any documents required by the transfer of assets and liabilities described herein. Each of the parties hereto shall pay its own expenses in connection with such transfer. Notwithstanding anything to the contrary, nothing in this Agreement shall be construed to limit the Purchaser’s right to amend, modify, suspend or terminate the Purchaser 401(k) Plan following the Closing Date.

(b) The Seller shall be responsible for any claims and any administrative expense including stop loss premiums incurred by any Continuing Employee (or any of his or her beneficiaries) prior to the Closing Date or by any Inactive Employee (or any of his or her beneficiaries) under an employee welfare benefit plan sponsored or maintained by the Seller or the Company to the extent that the costs attributable to such claims exceed $4,900,000. Except as otherwise provided in this Agreement, the Company, the Subsidiaries and the ERISA Plans maintained by the Company, a Subsidiary or the Company and one or more Subsidiaries shall remain responsible for the payment of benefits in accordance with the terms of such ERISA Plans.

(c) With respect to any Inactive Employee whose employment with the Company and the Subsidiaries terminates on or before the Closing Date, the Seller shall reimburse the Company for the short-term and long-term disability benefits paid on or after the Closing Date under the Company’s or Subsidiary’s self-insured plan and the monthly premium amount payable on or after the Closing Date under a Company’s or Subsidiary’s fully insured short-term or long-term disability plan until such time as the Inactive Employee is no longer receiving benefits under any such plan or policy or becomes a Continuing Employee.

(d) The Seller shall reimburse the Company for the benefits paid on or after the Closing Date (i) under COBRA and ARRA in respect of qualifying events occurring prior to Closing and (ii) under COBRA and ARRA for Inactive Employees that have not terminated employment in respect of qualifying events occurring on or after the Closing Date and before an Inactive Employee becomes a Continuing Employee, in each case less the amount of premiums received by the Company or a Subsidiary in respect of such qualifying events or from the Inactive Employee, as applicable and less the amount of subsidies credited to the Company or a Subsidiary by the U.S. government under ARRA and less any amounts paid with respect to a qualified beneficiary under a stop-loss insurance policy.

(e) The Seller shall, pursuant to Section 9.02(g), retain liability for all workers’ compensation cases based on events occurring prior to the Closing Date.

(f) With respect to any Multi employer Plan, the Seller shall be responsible for any liability that may be assessed following Closing in connection with any “complete withdrawal” or “partial withdrawal,” as such terms are respectively defined in Sections 4203 and 4205 of ERISA, by the Company, any Subsidiary or any ERISA Affiliate that occurred prior to Closing. The Seller shall indemnify the Company with respect to any costs or liabilities attributable to any “employee benefit plan” (as such term is defined under Section 3(3) of ERISA) subject to Title IV of ERISA (other than any Multiemployer Plan) that may be assessed against the Company or Subsidiary following the Closing on account of the Company or Subsidiary being treated as a “single employer” with the Seller or any ERISA Affiliate.

(g) The Seller shall be solely responsible for, and shall reimburse the Company for all transaction bonuses, severance payments and option or LTIP benefits paid or payable by the Company pursuant to Sections 1(e), 1(f), 2(e) and 4 of the Retention Agreements, as well as any taxes or costs of providing benefits attributable to any such transaction bonuses, severance payments and option or LTIP benefits. The Company shall be solely responsible for, and shall reimburse the Seller for, all retention bonuses paid or payable by the Company pursuant to Sections 2(b) and 2(c) of the Retention Agreements. The Seller shall reimburse the Company for all severance payments paid or payable following the Closing to those employees of the Company or any Subsidiary who were terminated prior to the Closing.

(h) Without limiting the foregoing, except as otherwise provided in this Agreement, the Seller shall retain and be responsible for all liabilities attributable, or any benefits payable, to Continuing Employees and Inactive Employees pursuant to ERISA Plans sponsored by the Seller or any ERISA Affiliate of the Seller (other than the Company or any Subsidiary).

SECTION 5.11. Treatment of Company Loans. Prior to the Closing, the Seller and its Affiliates shall cause the Company and the Subsidiaries to be released from any and all guarantees or Liens associated with the Company Loan Agreements and Affiliate Loans (other than the Seller Loan and DIP Facility), in each case without any further obligation of the Company or any of the Subsidiaries and with any and all related claims against the Company and the Subsidiaries being fully discharged.

SECTION 5.12. Treatment of Seller Loan. Upon the effective date of the Plan and the funding of the obligations set forth in the Subscription Agreement and the initial advance pursuant to the Debt Commitment Letter (or any replacement financing), the Seller shall contribute to the capital of the Company the Seller Loan pursuant to the terms of the Plan. Upon such contribution, the Company shall not have any further obligation with respect to the Seller Loan and all related claims against the Company and the Subsidiaries with respect to the Seller Loan shall be fully discharged.

SECTION 5.13. Termination of Affiliate Transactions. Prior to the Closing, the Seller and its Affiliates shall terminate all Affiliate Transactions (other than those being provided after the Closing pursuant to the Transition Services Agreement), in each case without any further obligation of the Company or any of the Subsidiaries and with any and all related claims against the Company and the Subsidiaries being fully discharged.

SECTION 5.14. Real Estate Matters. Following the Closing Date, the Seller shall cooperate with the Purchaser so that the Purchaser may obtain, for the benefit of the Company: (a) at the cost of Purchaser, all documents reasonably necessary

(including, without limitation, estoppel certificates, owner’s affidavits and indemnities) for the Purchaser to obtain an ALTA Owner’s Policy of Title Insurance with respect to each parcel of Owned Real Property, including such endorsements as the Purchaser may reasonably require and issued by a title insurance company (“Title Insurer”) designated by the Purchaser; and (b) at the cost of Purchaser, current surveys of each parcel of Owned Real Property. Notwithstanding Seller’s covenants contained in this Section 5.14, Seller disclaims all representations and warranties with regard to the Real Property other than those contained in Section 3.12 and has no obligation to correct any defects on title.

SECTION 5.15. Wolseley Equity Awards. The Seller and its Affiliates (other than the Company and the Subsidiaries) shall be solely responsible for any obligations under any share options and similar incentive award plans of Wolseley plc, Wolseley Investments, Inc., the Seller or any of their respective Affiliates (other than the Company and the Subsidiaries).

SECTION 5.16. Section 409A. The Seller will use reasonable efforts to ensure compliance with Section 409A of the Code with respect to benefits payable to any employee of the Company or any Subsidiary with respect to the transactions contemplated hereby.

SECTION 5.17. Covenant Not to Compete. The Seller agrees that for a period of 3 years after the Closing Date, neither it nor any of its Affiliates will engage in the United States in the Business conducted by the Company and the Subsidiaries on the Closing Date other than through its ownership of the Company and the Subsidiaries. Such restriction shall not prohibit the Seller or any of its Affiliates from (a) engaging in the Construction Loan Business, (b) owning and operating the business of Ferguson Enterprises, Inc. and its subsidiaries in the manner it is conducted on the date hereof, (c) owning and operating any commercial door or door hardware distribution and installation business, (d) owning or acquiring after the date hereof any entity or business that itself is engaged in the Business so long as such entity’s or business’ annual gross revenues from the Business represent no more than 10% of the total combined annual gross revenues of such acquired entity or business at the time of such acquisition. The parties specifically acknowledge and agree that the remedy at law for any breach of this Section 5.17 shall be inadequate and that the Purchaser, in addition to any other relief available to them, shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damage.

SECTION 5.18. Seller Employees. Effective as of the Closing Date, the Company shall be deemed to have offered employment to all those employees of the Seller or any Affiliate of Seller listed on Section 5.18 of the Disclosure Schedule. An employee to whom such offer of employment is deemed made by the Company and who accepts such offer shall be deemed for all purposes to become a Continuing Employee on the day such person reports to work for the Company.

SECTION 5.19. DIP Facility. The Company and the Seller shall each enter into and deliver the DIP Facility promptly after the approval thereof by the Bankruptcy Court, and the Seller agrees to fund, or cause to be funded, the advances required to be made under the DIP Facility subject to the terms and conditions set forth therein. The initial Budget referenced in the DIP Facility is attached hereto as Exhibit 5.19.

SECTION 5.20. Debt Commitment Letter. At the Closing, the Purchaser shall cause the Investor to enter into and deliver the Debt Commitment Letter. After the Closing Date, the Purchaser shall cause the Company and the Subsidiaries to execute and deliver such documents and take such other actions (other than the satisfaction or removal of Encumbrances) as may be required to satisfy the conditions to the initial advance under the Debt Commitment Letter on or before the effective date of the Plan. On the effective date of the Plan, the Purchaser shall cause the Investor to make the initial advance under the Debt Commitment Letter subject to the terms and conditions set forth therein (unless the Debt Commitment Letter has otherwise terminated in accordance with its terms).

SECTION 5.21. Subscription. At the Closing, the Purchaser shall cause its affiliate party to the Subscription Agreement to enter into and deliver the Subscription Agreement. Upon confirmation of the Plan, the Purchaser shall cause its affiliate party to purchase the interests in the Purchaser described therein subject to the terms and conditions set forth therein.

SECTION 5.22. Management Equity Interests and Incentives.

(a) At the Closing, the Purchaser shall issue to the persons identified in Section 5.22 of the Disclosure Schedule 30,000 Class B Common Shares of the Purchaser.

(b) Neither Purchaser nor Seller shall take any action or cause any action to be taken that could reasonably be expected to cause the Class B Common Shares of Purchaser delivered on the Closing Date and represented by the certificates delivered pursuant to Section 2.06(d) not to be treated as issued and outstanding stock of the Company as of the Closing Date for federal income tax purposes.

(c) The owner of any Class B Common Shares of the Purchaser issued and outstanding as of the Closing Date that could reasonably be treated as being subject to a substantial risk of forfeiture or being nontransferrable (within the meaning of Code Section 83 and the Treasury Regulations issued thereunder) shall make a timely election in accordance with Code Section 83(b) with respect to any such shares issued and outstanding as of the Closing Date in substantially the form delivered to Seller. The Company shall promptly loan to each owner an amount equal to the tax obligation payable with respect to such election or the issuance of such Class B Common Shares. Such loan shall be for term of approximately 8 years and 11 months, and shall have an interest rate equal to the applicable federal rate for such a loan.

ARTICLE VI

TAX MATTERS

SECTION 6.01. Tax Indemnities.

(a) Notwithstanding any matter listed on the Disclosure Schedule, the Seller shall indemnify and hold the Purchaser, the Company and each of their respective Affiliates harmless against Excluded Taxes and associated expenses. The Company shall be responsible for and shall indemnify and hold the Seller and its Affiliates harmless against all Taxes and associated expenses of or attributable to the Company and the Subsidiaries other than Excluded Taxes.

(b) In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the portion of the taxable period ending on the Closing Date shall be:

(i) in the case of Taxes that are either (x) based upon or related to income or receipts or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than Conveyance Taxes), deemed equal to the amount which would be payable (after giving effect to amounts which may be deducted from or offset against such Taxes) if the taxable period ended on the Closing Date; and

(ii) in the case of Taxes imposed on a periodic basis with respect to the assets of the Company, or any Subsidiary or any Non-Company Owned Assets, or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire Straddle Period (after giving effect to amounts which may be deducted from or offset against such Taxes) (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

(c) Any credit or refund resulting from an overpayment of Taxes for a Straddle Period shall be prorated based upon the method employed in this paragraph (b) taking into account the type of Tax to which the refund relates. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 6.01(c) shall be computed by reference to the level of such items on the Closing Date.

(d) Payment by the indemnifying party of any amount due under this Section 6.01 shall be made within 10 days following written notice by the indemnified party that payment of such amounts to the appropriate taxing authority is due, provided that the indemnifying party shall not be required to make any payment earlier than two days before it is due to the appropriate taxing authority. In the case of a Tax that is contested in accordance with the provisions of Section 6.03, payment of the Tax to the appropriate taxing authority will be considered to be due no earlier than the date a final determination to such effect is made by the appropriate taxing authority or court.

SECTION 6.02. Tax Refunds and Tax Benefits. Any Tax refund or credit (including any interest paid or credited with respect thereto) produced in taxable periods (or portions of a taxable period) ending on or before the Closing Date shall be the property of the Seller, and if received by the Purchaser or the Company or any Subsidiary, shall be paid over promptly to the Seller, net of any Taxes imposed thereon; provided, however, that the Purchaser may waive or may cause to be waived any carryback to a prior tax year or period of any net operating loss or other tax attribute arising in a period beginning after the Closing Date, as provided in Section 172 of the Code or similar provision of state, local or foreign tax law. The Purchaser shall, if the Seller so requests and at the Seller’s expense, cause the Company and the Subsidiaries or other relevant entity to file for and use its reasonable best efforts to obtain and expedite the receipt of any refund to which the Seller is entitled under this Section 6.02. The Purchaser shall permit the Seller to participate in (at the Seller’s expense) the prosecution of any such refund claim.

SECTION 6.03. Contests.

(a) In the event any Governmental Authority informs the Purchaser or the Seller (or any of their respective Affiliates) of any proposed or actual audit, examination, adjustment, claim, assessment, or demand with respect to Taxes of the Company or any Subsidiary for any taxable period that ends on or before the Closing Date or any Straddle Period, the party so informed shall promptly notify the other of such matter. No failure or delay in informing the other party shall reduce or otherwise affect the obligations or liabilities of any party hereto, except to the extent such failure or delay shall have materially and adversely affected the recipient party’s ability to defend against any Liability or claim with respect to such Taxes. Any notice shall be accompanied by a copy of any written notice or other document received from the applicable Governmental Authority with respect to such matter.

(b) In the case of a Tax audit or administrative or judicial proceeding (a “Contest”) that relates to taxable periods ending on or before the Closing Date, the Seller shall have the sole right, at its expense, to control the conduct of such Contest, provided that Seller conducts such Contest diligently and in good faith. If the Seller elects to control any Contest that relates to taxable periods ending on or before the Closing Date, the Purchaser, the Company and any relevant Subsidiary shall have the right, at their expense, to participate in such Contest.

(c) In the case of a Contest that relates to any Straddle Period, the Purchaser or the relevant Subsidiary shall have the sole right, at its expense, to control the conduct of such Contest. The Seller shall have the right, at its expense, to participate in such Contest involving any asserted Tax Liability with respect to which indemnity may be sought from the Seller pursuant to Section 6.01.

(d) Neither the Seller nor the Purchaser (nor any of their respective Affiliates) may settle or compromise any asserted Liability under this Section 6.03 without the prior written consent of the other; provided, however, that consent to settlement or compromise shall not be unreasonably withheld or delayed. The Purchaser and the Seller agree to cooperate, and the

Purchaser agrees to cause the Company and the Subsidiaries to cooperate, in the defense against or compromise of any claim in any Contest; provided, however, that the Seller shall bear the cost and expense of such cooperation.

SECTION 6.04. Preparation of Tax Returns.

(a) The Seller shall prepare and file (or cause the Company and the Subsidiaries to prepare and file) all Tax Returns relating to each Subsidiary for taxable periods ending on or before the Closing Date. Such Tax Returns shall be prepared on a basis consistent with those prepared for prior taxable periods unless a different treatment of any item is required by Law.

(b) The Purchaser shall prepare and file (or cause the Company and the Subsidiaries to prepare and file) all Tax Returns that relate to the Company or any Subsidiary for all Straddle Periods. Such Tax Returns shall be prepared on a basis consistent with those prepared for prior taxable periods unless a different treatment of any item is required by Law. With respect to any Tax Return required to be filed with respect to the Company or any Subsidiary after the Closing Date and as to which Taxes are allocable to the Seller under Section 6.01 hereof, the Purchaser shall provide the Seller and its authorized representative with a copy of such completed Tax Return and a statement (with which the Purchaser will make available supporting schedules and information) certifying the amount of Tax shown on such Tax Return that is allocable to the Seller pursuant to Section 6.01 at least 30 days prior to the due date (including any extension thereof) for filing of such Tax Return, and the Seller and its authorized representative shall have the right to review and comment on such Tax Return and statement prior to the filing of such Tax Return. The Seller and the Purchaser agree to consult and to attempt in good faith to resolve any issues arising as a result of the review of such Tax Return and statement by the Seller or its authorized representative.

(c) The Purchaser and the Seller shall, to the extent permitted under applicable law, treat or cause to be treated for all Tax purposes the Closing Date as the last day of the taxable year or period of the Company or any Subsidiary.

SECTION 6.05. Tax Cooperation and Exchange of Information. The Seller and the Purchaser shall provide each other with such cooperation and information as either of them reasonably may request of the other (and the Purchaser shall cause the Company and the Subsidiaries to provide such cooperation and information) in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes; provided, that such cooperation shall be at the requesting party’s expense. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with related work papers and documents relating to rulings or other determinations by taxing authorities. The Seller and the Purchaser shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided under this Section 6.05. Notwithstanding anything to the contrary in Section 5.02, each of the Seller and the Purchaser shall retain all Tax Returns, work papers and all material records or other documents in its possession (or in the possession of its Affiliates) relating to Tax matters of the Company or any

Subsidiary for any taxable period that includes the Closing Date and for all prior taxable periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, or (ii) 6 years following the due date (without extension) for such Tax Returns. After such time, before the Seller or the Purchaser shall dispose of any such documents in its possession (or in the possession of its Affiliates), the other party shall be given an opportunity, after 90 days prior written notice, to remove and retain all or any part of such documents as such other party may select (at such other party’s expense). Any information obtained under this Section 6.05 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

SECTION 6.06. Conveyance Taxes. All Conveyance Taxes shall be paid equally by Purchaser and the Seller and shall be remitted by the Purchaser when due, and the Purchaser shall file all necessary Tax Returns arid other documentation with respect to all such Conveyance Taxes, and, if required by applicable law, the Seller shall join in the execution of any required Tax Returns and other documentation. The costs and expenses associated with such filings shall be borne equally by the Purchaser and the Seller. The Purchaser and the Seller agree to cooperate in the execution and delivery of all instruments and certificates necessary to enable the Purchaser to comply with any pre-Closing filing requirements.

SECTION 6.07. Tax Covenants. Neither the Purchaser nor any Affiliate of the Purchaser shall amend, refile or otherwise modify, or cause or permit the Company or any Subsidiary to amend, refile or otherwise modify, any Tax election or Tax Return with respect to any taxable period (or portion of any taxable period), ending on or before the Closing Date without the prior written consent of the Seller (which Consent shall not be unreasonably withheld or delayed).

SECTION 6.08. Miscellaneous.

(a) For Tax purposes, the parties agree to treat all payments made under Article II, this Article VI and Article IX, as adjustments to the consideration for the Purchased Assets.

(b) This Article VI shall be the sole provision governing indemnities for Taxes under this Agreement.

(c) For purposes of this Article VI, all references to the Purchaser, the Seller, Affiliates and the Company or any Subsidiary include successors.

(d) Notwithstanding any provision in this Agreement to the contrary, the covenants and agreements of the parties hereto contained in this Article VI shall survive the Closing and shall remain in full force until 60 days following the expiration of the applicable statutes of limitations for the Taxes in question (taking into account any extensions or waivers thereof).

(e) The representations and warranties of the Seller contained herein shall not be affected by any investigation conducted for or on behalf of, or any knowledge possessed or acquired at any time by, the Purchaser or its Affiliates, employees or representatives concerning any circumstance, action, omission or event relating to the accuracy or performance of any representation, warranty, covenant or obligation with respect thereto.

(f) Any Tax sharing agreement, Tax allocation agreement, Tax indemnification agreement or arrangement between the Seller or any of its Affiliates (other than the Company and the Subsidiaries), on the one hand, and any of the Company and the Subsidiaries, on the other hand, shall have been terminated, and all payments thereunder settled, immediately prior to the Closing with no payments permitted to be made thereunder on and after the Closing Date.

(g) At or prior to Closing, the Seller shall have delivered to the Purchaser an affidavit in accordance with the requirements of Treasury Regulation Section 1.1445-2(b) in substantially the form of Exhibit 6.08 hereto (the “Non-Foreign Affidavit”) along with written authorization for the Purchaser to deliver such Non-Foreign Affidavit to the Internal Revenue Service.

(h) The Purchaser and Seller shall join in making an election under Code Section 338(h)(10) (and any corresponding elections under state, local, or non-U.S. Tax law) (collectively a “Section 338(h)(10) Election”) with respect to the Purchased Equity Interests and with respect to each of the Company and the Subsidiaries and shall not take any actions (or cause any actions to be taken) that would prevent the Purchaser and Seller from making each such Section 338(h)(10) Election.

ARTICLE VII

BANKRUPTCY MATTERS

SECTION 7.01. Company Covenants and Obligations.

(a) As promptly as practicable after the execution of this Agreement, but in no event later than the Petition Date, the Company shall, and shall cause the other Debtors to, commence the Bankruptcy Case and file the Plan and, if necessary, the Disclosure Statement and shall use its reasonable best efforts to obtain approval of the Disclosure Statement, if necessary, and entry of the Confirmation Order.

(b) No Debtor shall, without the prior consent of the Purchaser and the Seller, amend or seek to amend the Plan or the Disclosure Statement in a manner that would adversely affect Purchaser or the Seller, or Purchaser’s or the Seller’s rights hereunder or thereunder following such time as the Plan and the Disclosure Statement have been filed with the Bankruptcy Court.

SECTION 7.02. Seller and Purchaser Covenants and Obligations.

(a) Each of the Seller and the Purchaser will not agree to, consent to, provide any support to, or participate in the formulation of any modification of the Plan, unless such modification has been agreed to by all parties to this Agreement. The Seller and the Purchaser will not agree to, vote for, consent to, provide any support to, or participate in the formulation of any other plan in the Bankruptcy Case and will not vote in favor of any plan other than the Plan. The Seller and the Purchaser further agrees that it will not object to or otherwise commence any proceeding to oppose or alter any of the terms of this Agreement, the Plan, or any Reorganization Document and will not take any action which is inconsistent with, or that would delay approval or confirmation or approval of the Plan or any Reorganization Document; provided, however, that the terms of all such Reorganization Documents are customary and otherwise consistent with the material terms of this Agreement, Without limiting the generality of the foregoing, the Seller and the Purchaser may not directly or indirectly seek, solicit, support or encourage any other plan, sale, proposal or offer of dissolution, winding up, liquidation, reorganization, merger or restructuring of the Company or any of the Subsidiaries that could reasonably be expected to prevent, delay or impede the confirmation or approval of the Plan or any Reorganization Document.

(b) The Seller agrees and covenants that it shall, following receipt of solicitation materials, exercise all votes to which it is entitled with respect to the Seller Loan, to accept the Plan in the Bankruptcy Case (and not withdraw or change such votes in either case).

(c) The Purchaser and the Seller shall cooperate with the Company in response to any reasonable request for the supply of financial and other information reasonably necessary to demonstrate the feasibility of the Plan. The Purchaser and the Seller shall reasonably cooperate with the Company with respect to any description of the Purchaser in the Plan or the Disclosure Statement, and shall promptly notify the Company if at any time before the Effective Date it becomes aware that the Disclosure Statement contains any untrue statement of material of fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein with respect to such information regarding the Purchaser and the Seller, in light of the circumstances under which they were made, not misleading.

(d) Notwithstanding any provision to the contrary, neither the Purchaser nor the Seller shall have any right to direct the Company to include any provision in, or to take any action under, the Plan or the Confirmation Order other than as set forth in this Agreement or as shall be required to effectuate, in a manner reasonably satisfactory to the Purchaser and the Seller, the transactions to be consummated under the Plan.

SECTION 7.03. Leased Real Property.

(a) The Plan is conditioned upon, among other things, the rejection of certain leases of Leased Real Property and the limitation of damages related to such rejection as provided under Section 502(b)(6) of the Bankruptcy Code. The leases to be rejected in the Bankruptcy Case (the “Rejected Leases”) include all locations where the Company and the Subsidiaries have previously ceased operations and certain additional leased locations. The Seller and Purchaser have agreed upon an initial list of Rejected Leases (the “Rejected Lease Schedule”), which includes the Seller’s estimate of the damages arising from the rejection of each of such leases as limited by Section 502(b)(6) of the Bankruptcy Code (each an “Individual Estimated Damage Amount” and, in the aggregate, the “Aggregate Estimated Lease Damage Amount”). The Aggregate Estimated Lease Damage Amount calculated pursuant to the Rejected Lease Schedule as agreed between Seller and Purchaser on the date hereof shall be referred to as the “Initial Estimated Lease Damage Amount”. The Purchaser may modify the Rejected Lease Schedule from time to time during the Bankruptcy Case to add or delete leases expected to be rejected in the Bankruptcy Case.

(b) For each lease that is deleted from the Rejected Lease Schedule, the Aggregate Estimated Lease Damage Amount shall be reduced by the amount of the Individual Estimated Damage Amount associated with such lease. For each lease that is added to the Rejected Lease Schedule, the Aggregate Estimated Lease Damage Amount shall be increased by the Individual Estimated Damage Amount associated with such lease (based on the estimate provided by Seller and delivered with the Rejected Lease Schedule.

(c) The Company shall be responsible for the settlement of claims for damages arising from the rejection of the Rejected Leases, provided that (i) the Company shall, promptly upon receipt, forward to the Seller copies of all demands for payment or proofs of claims for such damages, including all supporting data, (ii) the Company shall not settle any claim for an amount greater than the applicable Estimated Lease Rejection Damages without the prior written consent of the Seller and (iii) the Company shall, promptly upon receipt, provide to the Seller copies of any final settlements of claims for such damages. In the event that any claim with a landlord cannot be resolved within a reasonable period and after good faith negotiations, the Company shall tender the case to the Seller for settlement as if it were a Third Party Claim pursuant to the procedures set forth in Section 9.05(b) (but such tender shall not affect or be limited by the provisions of Section 9.01 or 9.04).

(d) The Seller agrees to reimburse the Company for the amount, if any, by which the Lease Damages (as defined below) exceed 105% of the Aggregate Estimated Lease Damage Amount for the Rejected Leases as set forth on the final Rejected Lease Schedule. “Lease Damages” means the aggregate amount required to be paid upon final resolution of Allowed Claims (as defined in the Plan) of landlords of Rejected Leases. Seller shall be entitled to offset against the amount of Lease Damages owed to the Company the amount of the aggregate net after tax benefit to be realized by the Company and the Subsidiaries during the first twelve months after the effective date of the Plan arising from reduced annual rent expense applicable to the Continuing Leases (by comparison to the annual rent expense applicable to the twelve month period prior to the effective date of the Plan)(the “Continuing Lease Savings”). Seller may offset up to $3,000,000 of the Company’s Continued Lease Savings from its payment in respect of Lease Damages. If the Company’s Continued Lease Savings is greater than $3,000,000 Purchaser shall pay such excess to the Seller ratably on a monthly basis as such benefit is realized, but in no event will Seller be entitled to receive payments (including any offset taken) in excess of the total amount of Lease Damages that Seller actually pays.

SECTION 7.04. Confirmation of Executory Contracts. The Purchaser and the Company agree to confirm and assume this Agreement and the Transition Services Agreement as executory contracts in the Bankruptcy Case.

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.01. Conditions to Obligations of the Seller. The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise restraining or prohibiting the consummation of such transactions; and

(b) Closing Deliveries. The Seller shall have received each of the items listed in Section 2.06.

SECTION 8.02. Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise restraining or prohibiting the consummation of such transactions;

(b) Company Loans. The Seller and its Affiliates shall have caused the Company and the Subsidiaries to have been released from any and all guarantees or Liens associated with the Company Loan Agreements and Affiliate Loans (other than the Seller Loan and DIP Facility), in each case without any further obligation of the Company or any of the Subsidiaries and with any and all related claims against the Company and the Subsidiaries being fully discharged;

(c) Affiliate Transactions. The Seller and its Affiliates shall have terminated, or caused to be terminated, all Affiliate Transactions listed in Section 3.16 of the Disclosure Schedule, in each case without any further obligation of the Company or any of the Subsidiaries and with any and all related claims against the Company and the Subsidiaries being fully discharged; and

(d) Closing Deliveries. The Purchaser shall have received each of the items listed in Section 2.05.

ARTICLE IX

INDEMNIFICATION

SECTION 9.01. Survival of Representations and Warranties. The representations and warranties of the parties hereto contained in this Agreement shall survive the Closing for a period of 18 months after the Closing; provided, however, that (a) the representations and warranties made pursuant to Sections 3.01, 3.02, 3.03, 3.16, 3.18, 4.01, 4.02 and 4.09 shall survive indefinitely, (b) the representations and warranties made pursuant to Sections 3.13 and 3.15 shall survive until 60 days after the expiration of the applicable statute of limitations and (c) the representations and warranties made pursuant to Section 3.10 shall survive the Closing until the 3rd anniversary of the Closing Date; provided, further, that any claim made with reasonable specificity by the party seeking to be indemnified within the time periods set forth in this Section 9.01 shall survive until such claim is finally and fully resolved.

SECTION 9.02. Indemnification by the Seller. The Purchaser, the Company and its Subsidiaries, officers, directors, employees, agents, successors and assigns (each, a “Purchaser Indemnified Party”) shall, from and after the Closing, be indemnified and held harmless by the Seller, for and against all damages, demands, causes of actions, assessments, Liabilities, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ and consultants’ fees and expenses) (hereinafter, a “Loss”) imposed upon, asserted against, resulting to or suffered or incurred by them, to the extent arising out of or resulting from:

(a) the breach of any representation or warranty made by either the Seller contained in this Agreement (it being understood that such representations and warranties shall be interpreted without giving effect to any limitations or qualifications as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein (other than contained in any defined term));

(b) the breach or nonperformance of any covenant, obligation or agreement by the Seller contained in this Agreement;

(c) the Excluded Assets and all Liabilities related thereto;

(d) all actions necessary to give effect to the Restructuring Transactions;

(e) any Liability of the Company or the Subsidiaries under a control group theory of liability imposed under Environmental Laws, labor Laws or ERISA and similar statutes to the extent related to actions, policies or violations of Persons other than the Company and the Subsidiaries;

(f) the Seller’s, or any of its Affiliates’ conduct of the Construction Loan Business either prior to or following the Closing (excluding any impact on the business or customers of the Company or the Subsidiaries caused by the extension of credit, failure to extend credit or exercise of remedies by the Seller or its Affiliates in connection with the conduct of the Construction Loan Business); or

(g) any Losses of any Purchaser Indemnified Party in excess of $3,000,000 in the aggregate arising from any Third Party Claim (i) existing as of the Closing Date or (ii) brought or asserted against a Purchaser Indemnified Party arising from actions taken by any of the Seller, the Company or the Subsidiaries prior to the Closing, including, without limitation, those Third Party Claims listed in Section 9.02(g) of the Disclosure Schedule.

SECTION 9.03. Indemnification by the Purchaser. The Seller and its Affiliates, officers, directors, employees, agents, successors and assigns (each, a “Seller Indemnified Party”) shall, from and after the Closing, be indemnified and held harmless by the Purchaser for and against any and all Losses imposed upon, asserted against, resulting to or suffered or incurred by them, to the extent arising out of or resulting from:

(a) the breach of any representation or warranty made by the Purchaser contained in this Agreement; or

(b) unless such matter is subject to indemnification by Seller pursuant to the provisions of this Agreement, any Liability of the Seller or its Affiliates under a control group theory of liability imposed under Environmental Laws, labor Laws or ERISA and similar statutes to the extent related to actions, policies or violations of Persons other than the Seller and its Affiliates; or

(c) the breach or nonperformance of any covenant, obligation or agreement by the Purchaser contained in this Agreement.

SECTION 9.04. Limits on Indemnification.

(a) No claim may be asserted nor may any Action be commenced against either party for breach of any representation, warranty, covenant or agreement contained herein, unless written notice of such claim or Action is received by such party describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or Action on or prior to the date on which the representation, warranty, covenant or agreement on which such claim or Action is based ceases to survive as set forth in Section 9.01.

(b) Notwithstanding anything to the contrary contained in this Agreement: (i) an Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 9.02(a) or Section 9.03(a), unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party equals or exceeds $3,000,000 (which shall include any amounts paid by any Purchaser Indemnified Parties in connection with any of the Third Party Claims referenced in Section 9.02(g)), after which the Indemnifying Party shall be liable only for those Losses in excess of such amount; (ii) no Losses may be claimed under Section 9.02(a) or Section 9.03(a) by any Indemnified Party or shall be reimbursable by or shall be included in calculating the aggregate Losses set forth in clause (i) above other than Losses in excess of $50,000 resulting from any single claim or aggregated claims arising out of the same or similar facts, events or circumstances; and (iii) the maximum amount of indemnifiable Losses which may be recovered from an Indemnifying Party arising out of or resulting from the causes set forth in Section 9.02(a) or Section 9.03(a) shall be an amount equal to $20,000,000; provided, however, that the foregoing limitations shall not apply to any claim based upon fraud in the inducement or any claim based upon any Losses incurred by an Indemnified Party based upon, arising from or relating to any inaccuracy in or breach of any of the representations and warranties contained in Sections 3.01, 3.02, 3.03, 3.16 and 3.24.

(c) Neither party hereto shall have any liability under this Article VIII for any punitive, incidental, speculative or special damages. Notwithstanding the foregoing, it is understood and agreed that the limitation on recovery of punitive, incidental, speculative or special damages contained in the preceding sentence shall not limit a party’s ability to recover direct or general damages or change or have any bearing on the interpretation of what constitutes direct or general damages, it being understood that direct and general damages shall be given its normal meaning under applicable Law.

(d) For all purposes of this Article IX, “Losses” shall (i) be net of (A) any insurance proceeds or other recoveries (less costs of collection) actually received by the Indemnified Party or its Affiliates prior to payment by the Indemnifying Party in connection with the facts giving rise to the right of indemnification, (B) any actually realized Tax benefit to the Indemnified Party or its Affiliates utilized in a year during which the Losses were incurred arising in connection with the accrual, incurrence or payment of any such Losses or resulting from the receipt of any indemnification payment under this Article IX, and (C) any benefit or recovery actually realized by the Indemnified Party or its Affiliates prior to payment by the Indemnifying Party pursuant to agreements with third parties providing indemnification or similar protections for the benefit of the Indemnified Party in connection with the facts giving rise to the Indemnified Party’s right of indemnification under this Article IX, and (ii) exclude any loss of business or collectibility of accounts receivable arising from or relating to the exercise of remedies or failure to extend future loans in the conduct of the Construction Loan Business.

(e) The representations and warranties of the Seller contained herein shall not be affected by any investigation conducted for or on behalf of, or any knowledge possessed or acquired at any time by, the Purchaser, or its Affiliates, employees or representatives concerning any circumstance, action, omission or event relating to the accuracy or performance of any representation, warranty, covenant or obligation with respect thereto.

SECTION 9.05. Direct Claims; Third-Party Claims.

(a) An Indemnified Party shall give the Indemnifying Party notice of any matter which an Indemnified Party has determined has given or is reasonably likely to give rise to a right of indemnification under this Agreement and which does not involve a Third-Party Claim (each, a “Direct Claim”), within 60 days of such determination, and in any event within the survival periods set forth in Section 9.01, stating the amount of the Loss, if known, and method of computation thereof, the facts and circumstances which form the basis (or bases) for such claim, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises. Failure to provide such notice shall not relieve the Indemnifying Party from any of its obligations under this Article IX except to the extent that the defense of such claim is prejudiced by such failure to give such prompt notice (and then only to such extent) and shall not relieve the Indemnifying Party from any other Liability that it may have to any Indemnified Party other than under this Article IX. Promptly following receipt of any notice of a Direct Claim, the Indemnifying Party shall notify the Indemnified Party as to whether the Indemnifying Party accepts liability for any such Liability. If the Indemnifying Party disputes its liability with respect to such Direct Claim, the Indemnifying Party and the Indemnified Party shall use their respective commercially reasonable efforts to reach an amicable resolution of such dispute.

(b) If any Action, audit, claim, demand or assessment shall be brought or asserted by any third party (each, a “Third-Party Claim”) which, if adversely determined would entitle the Indemnified Party to indemnification pursuant to this Article IX, within 30 days of the receipt of notice of such Third-Party Claim, the Indemnified Party shall give the Indemnifying Party notice thereof specifying the facts and circumstances which form the basis (or bases) for such claim, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided, however, that the failure to provide such notice shall not release the Indemnifying Patty from any of its obligations under this Article IX except to the extent that the defense of such Claim is prejudiced by such failure to give such prompt notice (and then only to such extent) and shall not relieve the Indemnifying Party from any other Liability that it may have to any Indemnified Party other than under this Article IX. The Indemnifying Party shall be entitled to assume and control the defense of such Third-Party Claim at its expense through counsel reasonably acceptable to the Indemnified Party if it gives notice of its intention to do so to the Indemnified Party within 15 days of the receipt of notice of a Third-Party Claim from the Indemnified Party. If the Indemnifying Party does not elect to compromise or defend against a Third-Party Claim, fails to timely notify the Indemnified Party of its election to do so, or otherwise abandons the defense of a Third-Party Claim, the Indemnified Party may settle (without prejudice of any of its rights as against the Indemnifying Party), compromise or defend such Third-Party Claim on behalf of and for the account and risk of the Indemnifying Party, subject to the right of the Indemnifying Party to assume the defense of such Third-Party Claim at any time prior to settlement, compromise or final determination thereof. If the Indemnifying Party elects to undertake any such defense against a Third-Party Claim, the Indemnified Party may participate in such defense through counsel of its choice at its own expense. The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. If the Indemnifying Party elects to direct the defense of any such claim or proceeding, (i) the Indemnifying Party shall not, without the prior written consent of the Indemnified Party, admit any liability with respect to, or settle, compromise or discharge, any Third-Party Claim or consent to the entry of any judgment with respect thereto, except in the case of any settlement that (A) includes as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Party of a written release from all liability in respect of such Third-Party Claim and which does not impose any obligation on the Indemnified Party, or (B) provides solely for monetary relief to be paid by the Indemnifying Party and which does not otherwise involve or purport to bind or limit the Indemnified Party, and (ii) the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, any Third- Party Claim or consent to the entry of any judgment with respect thereto, unless (A) the Indemnifying Party consents thereto in writing (which consent shall not be unreasonably withheld or delayed), and the Indemnifying Party will not be subject to any liability for any such admission, settlement, compromise, discharge or consent to judgment made by an Indemnified Party without such prior written consent of the Indemnifying Party; (B) the Indemnifying Party

withdraws from the defense of such Third-Party Claim liability; or (C) a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such Third-Party Claim. If the Indemnified Party assumes the defense of any such claims or proceeding pursuant to this Section 9.05 and proposes to settle such claims or proceeding prior to a final judgment thereon or to forgo any appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof and the Indemnifying Party shall have the right to participate in the settlement or assume or reassume the defense of such claims or proceeding.

(c) The Purchaser hereby tenders to the Seller the various Third Party Claims listed in Section 9.02(g) of the Disclosure Schedule, and the Seller hereby assumes the defense of all such claims as the Indemnifying Party. No further notice of such claims shall be required under Section 9.05(b).

(d) The Company and the Purchaser hereby transfer and assign to the Seller any and all rights and benefits to which the Company and the Subsidiaries may be entitled with respect to Third-Party Claims brought or asserted against a Purchaser Indemnified Party to the extent subject to indemnification pursuant to Section 9.02(g), including, without limitation, those Third-Party Claims listed in Section 9.02(g) of the Disclosure Schedule. Such assigned rights include, without limitation, all claims and rights arising under insurance policies and other indemnity arrangements from third parties (including Affiliates of the Seller) relating to such claims. The Company and the Purchaser agree that the rights of the Purchaser Indemnified Parties under Section 9.02 shall be their sole rights and exclusive remedies in respect of such claims. Unless otherwise directed by the Seller, the Purchaser Indemnified Parties shall not make or pursue any claims directly against any insurance policies or other indemnity arrangements assigned to the Seller hereunder relating to such claims. The Company shall hold in trust for the benefit of the Seller and promptly remit to the Seller any amounts received by the Purchaser Indemnified Parties after the Closing Date from any insurance policies or other indemnity arrangements assigned to the Seller hereunder. The Seller shall also be subrogated to any and all other rights to which the Purchaser Indemnified Parties may be entitled in respect of matters indemnified by the Seller pursuant to Section 9.02.

SECTION 9.06. Remedies. The Purchaser and the Seller acknowledge and agree that, except for matters involving fraud in the inducement, (i) following the Closing, the indemnification provisions of Section 6.01, Section 9.02 and Section 9.03 shall be the sole and exclusive remedies of the Purchaser and the Seller for any breach by the other party of the representations and warranties in this Agreement and for any failure by the other party to perform and comply with any covenants and agreements in this Agreement, except that if any of the provisions of this Agreement are not performed in accordance with their terms or are otherwise breached, the parties shall be entitled to specific performance of the terms thereof in addition to any other remedy at law or equity, and (ii) anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of the Purchaser and the Seller, following the Closing, to rescind this Agreement or any of the transactions contemplated hereby. For the avoidance of doubt, nothing contained in this Article IX shall affect the rights and remedies of the Purchaser or the Seller prior to the Closing. Each party hereto shall take all reasonable steps to mitigate its Losses upon and after becoming aware of any event which could reasonably be expected to give rise to any Losses. For purposes of this Article IX, the determination regarding under which provision of this Agreement a claim for indemnification shall be brought shall be within the sole and exclusive discretion of the Indemnified Party.

SECTION 9.07. Tax Matters. Anything in this Article IX to the contrary notwithstanding, the rights and obligations of the parties with respect to indemnification for any and all Tax matters shall be solely governed by Article VI and shall not be subject to the provisions of this Article IX.

ARTICLE X

TERMINATION

SECTION 10.01. Termination.

(a) This Agreement shall automatically terminate, unless extended by the Purchaser and the Seller in writing, if the Closing shall not have occurred by May 8, 2009.

(b) This Agreement may be terminated at any time prior to the Closing:

(i) by either the Purchaser or the Seller in the event that any Governmental Order restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement shall have become final and nonappealable; or

(ii) by the mutual written consent of the Seller and the Purchaser.

SECTION 10.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 10.01, this Agreement shall forthwith become void and there shall be no liability on the part of either party hereto except (a) as set forth in Section 5.03, which shall survive such termination, and (b) that nothing herein shall relieve either party from liability for any breach of this Agreement occurring prior to such termination.

ARTICLE XI

GENERAL PROVISIONS

SECTION 11.01. Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the party incurring such costs and expenses, whether or not the Closing shall have occurred. For the avoidance of doubt, the Seller shall be solely responsible for all expenses, including, fees and disbursements of counsel, financial advisors and accountants, incurred by the Seller or any of its Affiliates (including the Company and the Subsidiaries) in connection with this Agreement and the transactions contemplated by this Agreement prior to the Closing, whether or not the Closing shall have occurred.

SECTION 11.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt (or if that day is not a Business Day, on the first following Business Day), which, in the case of delivery by facsimile, shall be deemed to include receipt by the Person providing such notice of a confirmation page) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.02):

(a)	if to the Seller, to:

Wolseley Investments North America, Inc.
12500 Jefferson Avenue
Newport News, Virginia 23602
	Facsimile:	(757) 989-2501
	Attention:	Chief Executive Officer
Chief Financial Officer

with copies (which shall not constitute notice) to:

Hunton & Williams LLP
951 East Byrd Street
Richmond, Virginia 23219
	Facsimile:	(804) 343-4528
	Attention:	Douglas S. Granger, Esq.

and

Wolseley plc
Parkview 1220
Arlington Business Park
Theale, Reading RG7 4GA
United Kingdom
	Facsimile:	+44 (0) 118 929-8701
	Attention:	Group Company Secretary and General Counsel

(b)	if to the Purchaser, to:

c/o The Gores Group, LLC
10877 Wilshire Boulevard, 18th Floor
Los Angeles, California 90024
	Facsimile:	(310) 209-3310
	Attention:	General Counsel

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
Facsimile:	(213) 687-5600
Attention:	Rick C. Madden, Esq.

SECTION 11.03. Public Announcements. Neither party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement or otherwise communicate with any news media without the prior written consent of the other party unless otherwise required by Law or applicable stock exchange regulation, and the parties to this Agreement shall cooperate as to the timing and contents of any such press release, public announcement or communication.

SECTION 11.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

SECTION 11.05. Entire Agreement. This Agreement (including the documents and instruments referred to herein), the Ancillary Agreements, the Guarantee and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between the Seller and the Purchaser with respect to the subject matter hereof and thereof.

SECTION 11.06. Assignment, This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Seller and the Purchaser (which consent may be granted or withheld in the sole discretion of the Seller or the Purchaser), as the case may be.

SECTION 11.07. Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Seller and the Purchaser or (b) by a waiver in accordance with Section 11.08.

SECTION 11.08. Waiver. Either party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

SECTION 11.09. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied (including the provisions of Article IX relating to indemnified parties), is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

SECTION 11.10. Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars.

SECTION 11.11. Governing Law. This Agreement shall be governed by, and construed in accordance with, the applicable provisions of the Bankruptcy Code and the laws of the State of New York, including, without limitation, Sections 5-1401 and 5-1402 of the New York General Obligations Law and New York Civil Practice Laws and Rules 327(b), and without reference to any New York conflict of laws rule that would result in the application of the laws of a jurisdiction other than New York.

SECTION 11.12. Submission to Jurisdiction.

(a) The parties agree unconditionally that all Actions arising out of or relating to this Agreement (other than those relating to the Plan) shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, further, that, in such case, if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Consistent with the preceding sentence, the parties hereto hereby (i) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement (other than those relating to the Plan) may not be enforced in or by any of the above-named courts.

(b) Without limiting any party’s right to appeal any order of the Bankruptcy Court, (i) the Bankruptcy Court shall retain exclusive jurisdiction to enforce the terms of this Agreement relating to the Plan and to decide any claims or disputes which may arise or result from, or be connected with, the Plan, any breach or default hereunder relating to the Plan, or the transactions contemplated by the Plan, and (ii) any and all proceedings related to the foregoing shall be filed and maintained only in the Bankruptcy Court, and the parties hereby consent to and submit to the jurisdiction and venue of the Bankruptcy Court and shall receive notices at such locations as indicated in Section 11.02. Notwithstanding this Section 11.12(b), if the Bankruptcy Case has closed, actions arising out of or relating to the Plan shall be subject to jurisdiction and venue as set forth in Section 11.12(a).

SECTION 11.13. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.13.

SECTION 11.14. Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof, and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other right or remedy to which either party may be entitled, at law or equity.

SECTION 11.15. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Seller and the Purchaser have caused this Agreement to be executed as of the date first written above,

WOLSELEY INVESTMENTS NORTH AMERICA, INC.

By:	/s/ David L. Keltner
	Name:	David L. Keltner
	Title:	CFO

STOCK BUILDING SUPPLY HOLDINGS, LLC

By:	/s/ Bryan J. Yeazel
	Name:	Bryan J. Yeazel
	Title:	Vice President, General Counsel and Corporate Secretary

SATURN ACQUISITION HOLDINGS, LLC

By:	/s/ Ian R. Weingerten
	Name:	Ian R. Weingerten
	Title:	Vice President

Petition Date:	May 6, 2009